UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2004

Commission File Number _______________

CREO INC.
(Registrant’s name)

3700 Gilmore Way
Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   [   ]               Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]               No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2004

CREO INC.

By:	/s/ MARK DANCE

Name: Mark Dance
Title: Chief Financial Officer and Chief Operating Officer

Creo Inc.

Notice of Annual & Special Meeting

Wednesday, February 18, 2004

The annual and special meeting of the shareholders of Creo Inc. will be held at the Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver, British Columbia on Wednesday, February 18, 2004 at 10:00 a.m. (Vancouver time) for the following purposes:

1.	to receive the consolidated financial statements of Creo for the fiscal year ended September 30, 2003 and the auditor’s report thereon;

2.	to consider, and if deemed advisable, approve a special resolution regarding an amendment to the Articles of Incorporation to set the size of the board of directors to a minimum of three and maximum of 12;

3.	to elect directors of Creo for the ensuing year;

4.	to appoint KPMG LLP, Chartered Accountants, as Creo’s auditor and to authorize the directors to fix their remuneration;

5.	to consider, and if deemed advisable, approve an ordinary resolution adopting the proposed 2004 Employee Stock Purchase Plan;

6.	to consider, and if deemed advisable, approve an ordinary resolution adopting the 2004 Equity Award Plan; and

7.	to transact such other business as may properly be brought before the meeting.

A holder of common shares of record at the close of business on Friday, January 9, 2004 will be entitled to vote at the meeting. All shareholders are cordially invited to attend the meeting. Shareholders who are unable to attend in person are urged to complete, date and sign the enclosed proxy and return it to Creo’s transfer agent in the enclosed envelope. To be effective, the completed proxy must be delivered to Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 before February 17, 2004. The return of the proxy will not affect your right to vote in person if you attend the meeting.

Our Annual Report, including the financial statements for the fiscal year ended September 30, 2003 and report of the auditor, together with the Management Proxy Circular, the proxy and the supplemental mailing card accompany this notice. The Management Proxy Circular is deemed to form part of this notice.

By Order of the Board of Directors of Creo Inc.

Paul Kacir
Corporate Secretary
January 9, 2004

TABLE OF CONTENTS

General Proxy Information	1
Who Can Vote	1
How You Can Vote	1
Solicitation of Proxies	1
Appointment and Revocation of Proxies	1
Exercise of Discretion	2
Matters To Be Acted On	2
Amendment of Articles of Incorporation	2
Election of Directors	3
Compensation of Directors	7
Shareholdings of Board Members as at January 9, 2004	7
Board of Directors Meetings Held and Attendance of Directors	7
Appointment of Auditor	8
Approval of New Employee Stock Purchase Plan	8
Approval of New Employee Equity Incentive Plan	8
Stock Option Plan	9
Option Plan Overview	9
Grants in Last Fiscal Year	10
Peer Review Grant	10
New Hires	10
Summary of Option Grants in Fiscal 2003	10
Executive Compensation	11
Report on Executive Compensation	13
Compensation Philosophy	13
Base Salary	14
Stock Options	14
Performance Graphs	14
Corporate Governance	15
Statement on Corporate Governance Practices	15
Mandate of the Board and the Board’s Expectations for Management	15
Composition of the Board	16
Board Committees	16
Policies on Share Ownership and Director Retirement	17
Auditor Independence	17
Code of Conduct	18
Indemnification of Directors and Officers and Insurance	18
Shareholder Feedback	18
Exchange Rate Information	18
Financial Statements	19
Other Business	19

SCHEDULE “A”	— SPECIAL RESOLUTION AMENDING ARTICLES OF INCORPORATION
SCHEDULE “B”	— RESOLUTION APPROVING EMPLOYEE STOCK PURCHASE PLAN
SCHEDULE “B–1”	— EMPLOYEE STOCK PURCHASE PLAN
SCHEDULE “C”	— RESOLUTION APPROVING EQUITY AWARD PLAN
SCHEDULE “C–1”	— EQUITY AWARD PLAN
SCHEDULE “D”	— TORONTO STOCK EXCHANGE CORPORATE GOVERNANCE GUIDELINES
SCHEDULE “E”	— BOARD OF DIRECTORS, AUDIT COMMITTEE & CNG COMMITTEE CHARTERS
SCHEDULE “F”	— CODE OF CONDUCT & DISCLOSURE POLICY

Creo Inc.

MANAGEMENT PROXY CIRCULAR

Except where otherwise indicated, the information contained in this Management Proxy Circular (“Circular”) is given as of the record date of January 9, 2004 (the “Record Date”).

General Proxy Information

Who Can Vote

Recorded holders of common shares of Creo on the Record Date can vote at the annual meeting. Each common share has the right to one vote.

As of our Record Date, Creo has 49,996,627 issued and outstanding common shares. To the knowledge of our directors and officers, as of the Record Date, no person or corporation beneficially owned, directly or indirectly, or exercises control or direction over, shares carrying more that 10% of the voting rights of our outstanding shares.

A majority of the votes cast, in person or by proxy, is required for approval of each of the matters to be voted on at the meeting.

How You Can Vote

If you are a registered shareholder, you may vote your common shares either by attending the meeting in person or, if you do not plan to attend the meeting, by completing and following the delivery instructions contained in the proxy. If you are an unregistered shareholder (your common shares are held in ''street name’’ because they are registered in the name of a stockbroker or financial intermediary), you must follow special procedures if you wish to vote at the meeting:

•	To vote in person — insert your name in the space provided on the proxy for the appointment of a person, other than the persons named in the proxy, as proxy holder; or

•	If you do not plan to attend the meeting — vote by proxy by following the instructions included in the proxy provided to you by your stockbroker or financial intermediary.

In either case, make sure that you deliver your proxy in the manner described in this Circular or as instructed by your stockbroker or financial intermediary. If you are an unregistered shareholder and do not follow these special procedures, you will not be entitled to vote at the meeting.

Solicitation of Proxies

While most proxies will be solicited by mail only some shareholders may also be contacted by our directors, officers or employees. We will pay all costs of soliciting proxies.

Appointment and Revocation of Proxies

The persons named in the enclosed proxy are Amos Michelson, our chief executive officer, and Mark Dance, our chief financial officer and chief operating officer. You may also appoint some other person (who need not be a shareholder of Creo) to represent you at the meeting either by inserting the other person’s name in the blank space on the proxy or by completing another suitable proxy. Persons signing as executors, administrators, or trustees should so indicate. A proxy will not be valid unless it is completed and delivered to Computershare Trust Company of Canada (“Computershare”) by mail or by hand at its office at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

You can revoke your proxy by:

•	providing a written notice of revocation to Computershare before 10:00 a.m.(Vancouver time) on February 17, 2004;

•	providing a written notice of revocation to us at our registered office, which is located at the offices of Getz Prince Wells, 1810-1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3, before the end of business on February 17, 2004;

•	advising the Scrutineers appointed for the meeting that you are voting in person at the meeting; or

•	any other manner provided by law.

Your revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Exercise of Discretion

The nominees named in the enclosed proxy will vote or withhold from voting the shares in accordance with your proxy. The form of proxy grants the nominees the discretion to vote on:

•	each matter or group of matters identified in the proxy where you do not specify how you want to vote;

•	any amendment to or variation of any matter identified in the proxy; and

•	any other matter that properly comes before the meeting.

If you do not specify a choice in your proxy, your shares will be voted for the approval of all matters described in this Circular to be voted on at the meeting. As of the date of this Circular, we know of no amendment, variation or other matter that may come before the meeting, but if any amendment, variation or other matter properly comes before the meeting each nominee named in the proxy intends to vote in accordance with the nominee’s best judgment.

Matters to be Acted On

Amendment of Articles of Incorporation

Creo’s articles of incorporation currently provide that the maximum size of our board of directors be set at nine directors. The shareholders will be asked to consider a special resolution amending the articles of incorporation increasing the maximum size of our board of directors from “not less than two or more than nine” to “not less than three or more than 12 directors”. The special resolution amending our articles of incorporation requires that two-thirds of the votes cast at the meeting approve the resolution.

The Creo board of directors believes that it is in the best interests of the shareholders to increase the size of the board of directors. The role of the board of directors is becoming ever more demanding, complex and time consuming, and having a larger board of directors will aid in meeting the increasing demands being put on boards at present.

Schedule “A” of this Circular outlines the proposed special resolution to amend the articles of incorporation, which must be passed with or without amendment by the affirmative vote of 66 2/3% of the votes cast at the meeting. Unless a shareholder directs that his or her common shares be otherwise voted, voted against or withheld from voting in connection with the proposed amendment to the articles of incorporation, the persons named in the enclosed form of proxy will vote in favor of the amendment to the articles of incorporation.

The board of directors unanimously recommends voting in favor of the proposed special resolution amending the articles of incorporation.

Election of Directors

Each of the proposed nominees for election has been nominated by Creo management to serve as a director of Creo until the next annual meeting. Our current board consists of nine directors. The board has set the number of directors to be elected at the meeting at 10 directors.

Our Compensation, Nominating and Corporate Governance committee (“CNG committee”) reviews annually the qualifications of persons proposed for election to the board and submits its recommendations to the board for consideration. The persons proposed for nomination are, in the opinion of the board and management, well qualified to act as directors for the ensuing year. Each nominee has established his eligibility and willingness to serve as a director if elected.

Pursuant to the Asset Purchase Agreement dated January 17, 2000 to which Creo and Scitex Corporation Ltd. (“Scitex”) are parties (the “Asset Purchase Agreement”), Creo agreed that, for so long as Scitex owns more than 7.5% of our outstanding common shares, Scitex could designate one person to serve on our board. Mr. Yeoshua Agassi served as Scitex’s nominee in this regard in 2003. On August 11, 2003 Scitex sold its remaining common shares of Creo and accordingly Creo is no longer obligated to appoint a nominee from Scitex to the board of directors. The directors and Creo’s management wish to thank Mr. Agassi for the contributions he made to Creo through his service on the board of directors.

Director Nominees are:

Douglas A. Brengel

Director since:	2000

Committee membership[1]:	Audit (Chair)

Principal occupation:	Senior Managing Director, West Coast Technology Group, Citigroup Global Market Inc.

Biography:	Mr. Brengel joined Salomon Brothers’ Chicago office in 1977, and was named a managing director in 1987, and relocated to Los Angeles in July of 1987. Mr. Brengel specializes in investment banking to the semiconductor, information storage and data processing equipment sectors of the technology market. His activities on behalf of his clients are focused on capital raising, mergers and acquisitions, and corporate strategy advisory. Mr. Brengel received a B.A. degree in Economics from Lawrence University, Wisconsin in 1972 and a M.B.A. from the University of Michigan in 1974.

Number of shares held[2]:	1,000

Number of stock options held:	38,733

Residence:	San Marino, California

Mark Dance

Director since:	2001

Committee membership[1]:	None

Principal occupation:	Chief Financial Officer and Chief Operating Officer of Creo

Biography:	Mr. Dance assumed the role of chief financial officer in May 2002 and the role of chief operating officer of Creo in February 2002. Previously Mr. Dance had been president and chief operating officer of the graphic arts operating division of Creo, since its formation in April 2000. He joined Creo in 1994 and in 1997 was appointed vice president, operations. In 1998, he was appointed chief operating officer of Creo, where he oversaw the operations, the growth of the company and the joint venture between Creo and Heidelberger Druckmaschinen. Mr. Dance holds a B.A.Sc. in mechanical engineering from the University of British Columbia.

Number of shares held[2]:	22,313

Number of stock options held:	130,783

Residence:	Vancouver, British Columbia

Norman B. Francis

Director since:	2000

Committee membership[1]:	Audit

Principal occupation:	Corporate Director

Biography:	Mr. Francis is the chairman of the board of Pivotal Corporation, a leading provider of customer relationship management software for mid-sized enterprises traded on NASDAQ and the TSX. From 1991 to 2001, he served as president and chief executive officer of Pivotal. Mr. Francis received his B.Sc. in computer science from the University of British Columbia and is a Canadian Chartered Accountant.

Number of shares held[2]:	2,000

Number of stock options held:	40,671

Residence:	West Vancouver, British Columbia

Steve M. Gordon

Director since:	New Nominee

Committee membership[1]:	N/A

Principal occupation:	Chief Operating Officer, Casey Family Programs and Corporate Director

Biography:	Mr. Gordon is the chief operating officer of Casey Family Programs, a private operating foundation focused on the needs of children in foster care. It has an endowment of $1.8 billion, approximately 450 employees, 25 offices and an annual operating budget of $90 million. In his role as chief operating officer, Mr. Gordon has direct responsibility for all functional operations of the organization. Mr. Gordon’s current activities include serving on the board of directors and as chairman of the Audit committee and as a member of the Nominating and Governance committees for Pivotal Corporation, a publicly traded customer relationship management software company for mid-sized enterprises traded on NASDAQ and the TSX. In addition he serves as an advisor to numerous privately held start-up companies in the software and e-commerce technology market. From March 2001 to September 2001, Mr. Gordon was the chief operating officer of Wavelink Corporation, a privately held developer of enterprise level wireless connectivity software and from February 1997 to August 2000, he was the senior vice president, finance & administration and the CFO of Visio Corporation, a leading developer of drawing and diagramming software for business users. Mr. Gordon has a Bachelor of Arts degree from Washington State University in business administration, with a major in accounting. He was licensed by the State of Washington as a certified public accountant in 1983. He is currently a member of the Financial Executives Institute.

Number of shares held[2]:	Nil

Number of stock options held:	Nil

Residence:	Ellensburg, Washington

Jean-Francois Heitz

Director since:	New Nominee

Committee membership[1]:	N/A

Principal occupation:	Corporate Director

Biography:	Mr. Heitz was the deputy chief financial officer of Microsoft Corporation from 2000 until 2003. From 1998 until his appointment as deputy chief financial officer, he was treasurer of Microsoft Corporation. From 1994 to 1998, Mr. Heitz was assistant treasurer, and prior to this appointment he held various managerial positions and finance positions in Microsoft France and Microsoft Southern Europe. Mr. Heitz is on the board of directors of Infowave Software, Inc. and Business Objects SA. Mr. Heitz graduated magna cum laude from the Ecole Nationale Superieure des Mines de Paris, Master of Science, Stanford University and the Corporate Finance Management Program, Harvard University.

Number of shares held[2]:	Nil

Number of stock options held:	Nil

Residence:	Bellevue, Washington

John S. McFarlane

Director since:	2003

Committee membership[1]:	Compensation, Nominating and Corporate Governance

Principal occupation:	Corporate Director and Private Investor

Biography:	Mr. McFarlane has over 20 years of global experience in the high technology industry, in Canada, the United States, and Europe, covering networking, telecommunications, computing and software. From March 2001 to April 2002, Mr. McFarlane was president and chief executive officer of Nexsi Systems, a provider of high-performance internet security and traffic management systems. He served as executive vice president and president, network service providers at Sun Microsystems from July 1999 to March 2001, and served as president, Solaris software at Sun from April 1998 to July 1999. Prior to that Mr. McFarlane was vice president, Solaris and network software at Sun and vice president, network software group at Sun Microsystems. He spent over 17 years at Northern Telecom and Bell Northern Research. Mr. McFarlane serves as a director of two public companies: Pitney Bowes Inc., a global provider of integrated mail and document management solutions. Mr. McFarlane holds a B.Sc. and an M.B.A. from the University of Toronto.

Number of shares held[2]:	3,000

Number of stock options held:	11,960

Residence:	Saratoga, California

Amos Michelson

Director since:	1992

Committee membership[1]:	None

Principal occupation:	Chief Executive Officer of Creo

Biography:	Mr. Michelson has served as chief executive officer of Creo since June 1995. He joined the company in 1991 and served as vice president, business strategy, until his appointment as CEO. Prior to joining Creo, he was the CEO of Opal Inc., a semi-conductor equipment company, for seven months and prior to this Mr. Michelson held various positions with Optrotech Ltd., an Israeli developer and manufacturer of optical and imaging systems for the printed circuit board industry, most recently as its chief operating officer. He received his B.Sc. in electrical engineering from the Technion in Israel and his M.B.A. from Stanford University.

Number of shares held[2]:	1,846,658

Number of stock options held:	343,479

Residence:	Vancouver, British Columbia

Kenneth A. Spencer

Director since:	1985

Committee membership[1]:	Compensation, Nominating and Corporate Governance (Chair)

Principal occupation:	Corporate Director

Biography:	Dr. Spencer is the retired CEO and co-founder of Creo. Dr. Spencer retired in 1995 and now spends some of his time mentoring other CEO’s and serving on boards. He is chair of the board of Science World, a non-profit organization focused on science and technology, and CityXpress Corp., a leading supplier of event auctions and online special sections for the newspaper industry. He was chair of the board of Spectrum Signal Processing from 1997 to 2002. Dr. Spencer has a B.Sc. and a Ph.D. from University of British Columbia, an M.B.A., and an Honorary Doctorate from Simon Fraser University.

Number of shares held[2]:	993,094

Number of stock options held:	38,525

Residence:	Vancouver, British Columbia

Morgan Sturdy

Director since:	2001

Committee membership[1]:	Compensation, Nominating and Corporate Governance

Principal occupation:	Corporate Director

Biography:	Mr. Sturdy was the president of Dees Communications Engineering, a call centre solutions provider, from 1985 until its acquisition by NICE Systems in 1997. From 1997 to 1998 he served at president of Nice Systems Canada, and from 1998 to 2000, he served as the executive vice president and chief operating officer of NICE Systems North America, a global provider of computer telephony solutions traded on NASDAQ. Mr. Sturdy currently serves as a director of a variety of local private and public technology companies, including TIR Systems, Voice Mobility International, Ignition Point, Idelix Software and Responsetek Network Corporation. He is also a director of Discovery Parks Incorporated and is involved in the local community as past chairman of the British Columbia Technology Industry Association and a member of the Board of Governors of Science World. Mr. Sturdy graduated from Simon Fraser University with a Bachelor in Business Administration.

Number of shares held[2]:	10,000

Number of stock options held:	37,764

Residence:	West Vancouver, British Columbia

Charles E. Young

Director since:	1999

Committee membership[1]:	Chair of the Board of Directors also Audit and Compensation, Nominating and Corporate Governance committees

Principal occupation:	President and Chief Executive Officer, Marin Investments Ltd.

Biography:	Mr. Young is president and CEO of Marin Investments Limited, a private and closely held investment/holding company. During his tenure he has served as a director and/or officer of many of the invested companies, such as CEO and director of Whistler Mountain Ski Corporation from 1988 to 1997. Mr. Young has attended executive programs at Harvard Business School and Stanford University. He currently sits on a number of other private company boards as well as the International Dyslexia Board of British Columbia.

Number of shares held[2]:	1,104,900

Number of stock options held:	46,593

Residence:	Vancouver, British Columbia

[1]	The board has two committees: the Audit committee and the Compensation, Nominating and Corporate Governance committee.

[2]	“Number of shares” refers to the number of common shares beneficially owned or over which control or direction is exercised. This information, not being within the knowledge of Creo, has been furnished by each of the nominees. As used in this table, “beneficial ownership” means sole or shared power to vote or direct the voting of the common shares, or the sole or shared power to dispose, or direct a disposition, of the common shares. A person who has a right to acquire a common share within 60 days of January 9, 2004 has “beneficial ownership” of that common share.

Compensation of Directors

Our management related directors (Messrs. Michelson and Dance) were not paid any compensation for being a director of Creo. The independent directors (being Messrs. Brengel, Francis, Spencer, Sturdy and Young) were granted 47,840 stock options in aggregate in the fiscal year and each independent director was paid an annual stipend of $15,000 and the chair of the board was paid an additional fee of $15,000 for serving as such. There were no fees paid or compensation awarded for attending meetings or participating in committees of the board since Creo believes these are the regular duties of the board members. Mr. Yeoshua Agassi, who served as Scitex’s nominee to the board of directors in fiscal 2003, did not receive any compensation from Creo for serving on the board of directors.

Shareholdings of Board Members as at January 9, 2004

Total number of common shares held by all directors	3,982,965
Total number of common shares held by all non-employee directors	2,113,994
Total value of common shares held by all directors	$42,378,748
Total value of common shares held by all non-employee directors	$22,492,896

[1]	Total value is based on the closing price for our common shares on NASDAQ on January 9, 2004 of $10.64.

Board of Directors Meetings Held and Attendance of Directors

The information presented below reflects the board of directors meetings held and attendance of directors for the calendar year ended December 31, 2003.

Summary of Board Meetings Held

Board of Directors	8
Audit committee	8
Compensation, Nominating and Corporate Governance committee	4

Summary of Attendance of Directors

	Regular board	Special board	Committee meetings
Director	meetings attended	meetings attended	attended

Yeoshua Agassi	4 of 4	3 of 4	N/A
Douglas A. Brengel	4 of 4	4 of 4	8 of 8
Mark Dance	4 of 4	4 of 4	N/A
Norman B. Francis	4 of 4	3 of 4	7 of 8
Steve M. Gordon	N/A	N/A	N/A
Jean-Francois Heitz	N/A	N/A	N/A
John S. McFarlane	4 of 4	1 of 1	4 of 4
Amos Michelson	4 of 4	4 of 4	N/A
Kenneth A. Spencer	4 of 4	4 of 4	4 of 4
Morgan Sturdy	4 of 4	4 of 4	4 of 4
Charles E. Young	4 of 4	3 of 4	12 of 12

Appointment of Auditor

KPMG LLP, Chartered Accountants, will be nominated at the meeting as Creo’s auditor, to hold office until the close of the next annual meeting of shareholders at remuneration to be fixed by the board of directors. KPMG LLP has been Creo’s auditor since June 1998.

Approval of New Employee Stock Purchase Plan

The shareholders will be asked at the meeting to approve the adoption of a new Employee Stock Purchase Plan (the “ESP Plan”). Our board of directors adopted the ESP Plan on January 9, 2004. The ESP Plan is intended to supplement our Amended and Restated Stock Option Plan (“Option Plan”) to enable Creo to attract and retain the best available personnel, provide additional incentive to employees, to give employees an ownership interest in Creo and to promote the success of Creo’s business. The ESP Plan allows employees to purchase common shares of Creo from our treasury. Up to 10,000,000 common shares of Creo will be available to satisfy contributions made by employees to purchase common shares (the “Employee Stock Purchases”). Any common shares that are reserved for issuance under the ESP Plan will be in addition to common shares that have already been reserved for issuance under the Option Plan.

The ESP Plan, in summary, provides as follows:

Employee Stock Purchases

•	eligible participants will be entitled to purchase common shares at 85% of market price;

•	only employees will be eligible to participate in this component of the ESP Plan, non-employee directors, consultants and contractors will not be entitled to participate;

•	the purchased shares will have no vesting provisions;

•	eligible participants can contribute up to 10% of their basic earnings to Employee Stock Purchases; and

•	the full text of the proposed ESP Plan is attached as Schedule “B–1”.

Our board of directors through the CNG committee will oversee the administration and grant of common shares under the ESP Plan. The ESP Plan provides specific limits on awards to insiders, namely awards to insiders under all of the companies equity incentive plans cannot exceed 10% of our issued shares, nor any can one insider be issued more than 5% of our issued shares.

Schedule “B” outlines the proposed resolution to approve the adoption of the ESP Plan, which must be passed with or without amendment by the affirmative vote of a majority of the votes cast at the meeting. Unless a shareholder directs that his or her common shares be otherwise voted or voted against the proposed amendment to the Equity Plan, the persons named in the enclosed proxy will vote in favor of the amendment to the Equity Plan. Implementation of the proposed ESP Plan is subject to the approval of the regulatory authorities.

The directors believe the proposed resolution approving the adoption of the Equity Plan is in the best interests of Creo and unanimously recommend that the shareholders vote in favor of the proposed resolution.

Approval of New Equity Award Plan

The shareholders will be asked at the meeting to approve the adoption of a new Equity Award Plan (the “Equity Plan”). Our board of directors adopted the Equity Plan on January 9, 2004. The Equity Plan is intended to supplement the ESP Plan and the Option Plan to enable Creo to attract and retain the best available personnel, to provide additional incentive to employees, to give the employees an ownership interest in Creo and to promote the success of Creo’s business.

The proposed Equity Plan reserves for issuance 1,600,000 common shares of Creo under two components:

1.	up to 1,500,000 common shares for any awards made by Creo to employees (the “Employee Share Awards”); and

2.	up to 100,000 common shares for any awards made by Creo to any non-employee director of Creo (the “Director Stock Awards”).

Under the director component of the Equity Plan, restricted shares may be granted to non-employee directors as part of their compensation for serving on our board of directors. Any common shares that are reserved for issuance under the Equity Plan will be in addition to common shares that are reserved for issuance under the ESP Plan and the Option Plan.

The Equity Plan, in summary, provides as follows:

Employee Stock Awards

•	only employees are eligible to receive Employee Stock Awards;

•	the Administrator of the Equity Plan can specify any restrictions on any Employee Stock Awards, we expect that most grants will vest 50% after one year and the remaining 50% a year thereafter; and

•	Creo may contribute up to the full value of any common shares issued under the Employee Stock Awards;

Director Stock Awards

•	the Director Stock Awards have substantially the same terms and features as Employee Stock Awards except that only non-employee directors of Creo are eligible to receive Director Stock Awards; and

•	the Director Stock Awards will vest 25% each quarter from date of grant and be fully vested within one year of grant, grants without these vesting restrictions are not permitted.

Our board of directors through the CNG committee will oversee the administration and grant of common shares under the Equity Plan. The Equity Plan provides specific limits on awards to insiders under all of Creo’s equity incentive plans cannot exceed 10% of our issued shares, nor any can one insider be issued more than 5% of our issued shares.

The issuance of Employee Stock Awards under the Equity Plan will permit Creo to issue shares to employees instead of cash bonus compensation, allowing it to conserve cash and align employees with the equity interest of our shareholders. The Director Stock Awards will be used to compensate Creo’s non-employee directors instead of stock options.

The text of the proposed resolution to approve the Equity Plan is set out in Schedule “C” and a copy of the Equity Plan is attached to the resolution. The resolution must be passed, with or without amendment, by the affirmative vote of a majority of the votes cast at the meeting. Unless a shareholder directs that his or her common shares be otherwise voted, voted against or withheld from voting in connection with the proposed amendment to the Equity Plan, the persons named in the enclosed form of proxy will vote in favor of the amendment to the Equity Plan. Implementation of the proposed Equity Plan is subject to the approval of the regulatory authorities.

The directors believe the proposed resolution approving the adoption the Equity Plan is in the best interests of Creo and unanimously recommend that the shareholders vote in favor of the proposed resolution.

Stock Option Plan

Stock Option Plan Overview

The Option Plan provides for the grant of incentive stock options to our employees. The Option Plan was initially adopted by our board of directors in October 1995, and subsequently approved by our shareholders at the annual meeting in January 1996. The purposes of the Option Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to our employees and to promote the success of our business. Initially, 4,000,000 common shares were reserved for issuance under the Option Plan. In May 1999, the number of common shares reserved under the Option Plan was increased to 8,000,000 as the result of a 2 for 1 stock split. Certain minor amendments to the Option Plan were made by our board of directors in November 1999 in connection with the listing of Creo’s common shares on The Toronto Stock Exchange (“TSX”). Additional amendments to the Option Plan were approved at our 2000 annual and special meeting of shareholders, increasing the maximum number of common shares that may be granted under the Plan to 12,000,000.

The Option Plan is administered by our board of directors, which acts on the recommendation of our CNG committee. Options may be awarded both as a form of compensation and as an incentive. Our board determines the terms of stock options granted under the Option Plan, including the number of common shares that may be purchased, the exercise price and method of payment, and vesting schedules. The term of stock options may not exceed 10 years. Our practice to date has been to grant stock options with five-year terms. Under the Option Plan (as amended in 2000), the exercise price of any stock options must be no less than the 10-day weighted average of the closing price of the common shares on NASDAQ as of the date of the grant.

Our board of directors, on the recommendation of the CNG committee, fixes a global allocation of stock options to be made available for distribution to Creo employees under the Option Plan. In fixing the global number, account is taken of, among other factors, our financial performance in the immediately preceding fiscal year for senior management, the level of awards in comparable corporations, overall compensation levels, and potential dilution to our shareholders. The global allocation is determined in the first calendar quarter of each year, and the stock options allocated are generally granted to individual employees in April. The actual number of stock options granted to any individual employee is determined by our senior management team, in conjunction with the employees’ team leads and human resources personnel and is based in part upon the results of the Creo-wide peer review. Amos Michelson, our chief executive officer; Mark Dance, our chief financial officer and chief operating officer; and Judi Hess, our president determine the number of stock options granted to our senior management team. The exercise price of the stock options awarded is no less than to the fair market value of Creo common shares on the date of grant.

Grants in Last Fiscal Year

As of the Record Date, 9,170,057 stock options have been granted and are outstanding under the Option Plan to purchase common shares, at prices ranging between US$5.25 and C$51.03. These stock options expire on various dates between January 3, 2005 and January 1, 2009. Of the outstanding stock options, 5,434,130 are fully vested. The remaining stock options vest at various rates over a maximum period of five years. As at September 30, 2003, 819,707 stock options remained available, and as of the Record Date 1,621,224 stock options remain available for future grant under the Option Plan.

For additional information regarding the Option Plan please refer to note 9(c) in Creo’s 2003 Annual Report.

Peer Review Grant

Our stock option compensation program is broad-based, with every eligible permanent employee of Creo being eligible to receive stock options annually in conjunction with the company-wide peer review.

In April 2003, 1,833,790 stock options were granted to employees as part of the annual grant. Approximately 93% were granted at US$5.88, 6% were granted at US$5.99 and 1% was granted at US$5.91. An additional 209,230 stock options were granted to the senior executive officers (consisting of Amos Michelson, our chief executive officer; Dan Gelbart, our chief technology officer; Mark Dance, our chief financial officer and chief operating officer; and Judi Hess, our president) on April 1, 2003 at US$5.88.

The average annual stock option grant in 2003 was 575 options. In total, approximately 90% of the stock options went to employees other than senior management and directors. These stock options vest over three years, with 50% vesting after one year and then 25% vest annually thereafter.

New Hires

In addition, from time to time, our board of directors approves the issuance of stock options for new hires.

Summary of Stock Option Grants in Fiscal 2003

Granted

Annual grant (general employee pool)	1,833,790
Senior Executive Officers	209,230
Directors (independent)[1]	71,760
Other (including new hires and restructuring)	294,392

Total	2,409,172

[1]	Stock options will no longer be awarded as part of independent directors’ compensation.

Executive Compensation

During the fiscal year ended September 30, 2003 the aggregate cash compensation paid or payable to our directors and named executive officers was $1,435,741.

The following table sets out compensation information for the fiscal years ended September 30, 2003, September 30, 2002 and September 30, 2001 for our chief executive officer and the four other most highly compensated executive officers serving as such at September 30, 2003 (the “named executive officers”). The annual compensation presented excludes perquisites and other personal benefits because these benefits did not exceed 10% of the total annual salary and bonus for any of the named executive officers.

Summary Compensation Table

	Annual compensation				Long-term compensation

		Salary	Bonus	Other annual	Securities under
Name and principal position	Year	(US$)	(US$)	compensation	stock options granted (#)

Amos Michelson	2003	182,097	—	—	91,483
Chief Executive Officer	2002	155,880	—	—	133,349
	2001	176,730	315,119	—	118,647

Larry Letteney	2003	320,422	—	—	21,905
President, Creo Americas, Inc.	2002	307,688	—	—	24,682
	2001	317,407	—	—	13,800

Mike Ciaramella[1]	2003	293,786	—	—	—
Vice President Sales,	2002	238,612	—	6,000	30,492
Creo Americas, Inc.	2001	213,616	33,942	18,941	14,349

Judi Hess	2003	279,360	—	—	37,725
President	2002	174,641	—	—	—
	2001	149,008	—	—	—

Mark Dance	2003	270,076	—	—	13,473
Chief Financial Officer and	2002	258,198	—	—	25,547
Chief Operating Officer	2001	212,382	—	—	17,110

[1]	Mr. Ciaramella resigned as of September 30, 2003 and is no longer with Creo or its subsidiaries. Other compensation was car allowance and other perquisites.

Stock Option Grants in 2003 Fiscal Year to Named Executive Officers

Our named executive officers who were granted stock options during fiscal 2003 are as follows:

				Market value of
	Securities			common shares
	under	% of total stock		underlying stock
	stock	options granted	Exercise	options at the date
	options	to employees in	price	of grant	Expiration
Name	granted (#)	fiscal year	(US$/Share)	(US$/Share)	date

Amos Michelson	91,483	3.7973	5.88	5.48	1 Apr 2008
Larry Letteney	21,905	0.9092	5.88	5.48	1 Apr 2008
Mike Ciaramella	—	—	—	—	—
Judi Hess	37,725	1.5659	5.88	5.48	1 Apr 2008
Mark Dance	13,473	0.5592	5.88	5.48	1 Apr 2008

[1]	Stock options vest 50% one year from date of grant and then 25% per year thereafter.

Aggregated Stock Options Exercised During 2003 Fiscal Year and Fiscal Year-End Stock Option Values

			Unexercised stock	Value of unexercised
	Securities		options at	in-the-money stock options
	acquired	Aggregate	September 30, 2003	at September 30, 2003 (US$)[1]
	on	value	(exercisable/	(exercisable/
Name	exercise	realized	unexercisable)	unexercisable)

Amos Michelson	Nil	Nil	196,536 / 146,943	18,349.92 / 435,961.86
Larry Letteney	Nil	Nil	66,885 / 49,495	3,941.80 / 103,598.70
Mike Ciaramella	Nil	Nil	19,366 / 11,126	4,647.84 / 2,670.24
Judi Hess	Nil	Nil	64,988 / 65,189	7,672.36 / 177,575.58
Mark Dance	Nil	Nil	70,484 / 60,299	3,446.64 / 64,929.90

[1]	Based on the closing price of the common shares on NASDAQ on the last trading day of the fiscal year, being US$10.50.

Report on Executive Compensation

The members of our CNG committee of Creo’s board of directors during the fiscal year ended September 30, 2003 were Messrs. Kenneth Spencer (Chair), John McFarlane, Morgan Sturdy and Charles Young. All of the members of the CNG committee were unrelated, non-management directors within the meaning of the guidelines on corporate governance of the TSX and independent directors under the Sarbanes-Oxley Act.

The CNG committee has overall responsibility for the terms of employment (including compensation arrangements) of senior executives and succession planning. The CNG committee is also responsible for making recommendations with respect to director nominees and awards under our Option Plan. The CNG committee met four times during fiscal 2003.

Below is our CNG committee’s report on executive compensation in respect of fiscal 2003.

Compensation Philosophy

Creo’s goal is to create value for our shareholders. Compensation for our senior executive officers is, accordingly, designed to reflect the following considerations:

•	to provide a strong incentive to management to achieve Creo’s goals each year;

•	to ensure that the interests of management and of our shareholders are aligned; and

•	to enable us to attract, retain and motivate the quality of people necessary to our business in the light of competition for qualified personnel.

Our approach to compensation for senior executives and other employees is designed to recognize both corporate and individual performance, and the fact that competition for highly skilled employees is not limited by national boundaries.

The compensation paid to senior executives generally consists of base salary and stock option allocations. Our compensation policy reflects a belief that a significant portion of total compensation for our senior management should be “at risk” in the form of stock options and if approved by our shareholders, restricted stock grants, so as to create a strong incentive to build shareholder value. The CNG committee oversees and sets the general guidelines and principles for the compensation packages for senior management (principally members of Creo’s Corporate Steering committee and includes all of the named executive officers), including general terms of employment and the amount of compensation that is required to remain at risk (primarily in the form of employee stock options and it is anticipated in the future to be restricted stock). As well, the CNG committee assesses the individual performance of our senior executive officers and makes recommendations to the board. The board then sets the compensation of our senior executive officers based on this recommendation. This year the CNG committee assessed and, in turn, the board set the compensation for the chief executive officer (Mr. Amos Michelson), the chief technology officer (Mr. Dan Gelbart), the chief financial officer and chief operating officer (Mr. Mark Dance) and the president (Ms. Judi Hess) who are referred to in this report as the “senior executive officers”.

Compensation for our senior executive officers is determined by comparing individual responsibilities, performance and the results achieved by Creo with comparable market data to determine compensation. In assessing individual performance, factors such as peer review performance, innovation, achieving corporate goals and overall contribution to our success are considered. Achieving corporate goals is assessed in relation to the general success of Creo and achieving revenue growth, expense management, profitability and other business metrics. A formula is not employed, nor are specific predefined objectives used to calculate individual performance; rather the CNG committee assesses all of these factors to develop an overall view on the performance of our senior executive officers.

The individual assessments are then compared to market information for comparable Canadian high technology companies to determine the appropriate base salary and total compensation. Our primary source of comparative market data is from several third-party market surveys of salary compensation for Canadian high technology companies. Segmented data matching the size (mainly segmented by revenue), level of complexity and scope of operations of the organization matching Creo’s profile is the primary benchmark data used. Particular positions are then further segmented into quartile performance categories. The assessed performance is then matched to the market data to determine appropriate base salary and total compensation levels.

The difference between base salary and the target total compensation for our senior executive officers is provided by a grant of employee stock options of the same value using the Black-Scholes valuation methodology (using the same Black-Scholes valuation variables as disclosed in the notes to our annual financial statements, or approximately 59% of the previous day’s closing price). Finally, our senior executives can tailor his or her compensation by electing to take more or less cash compensation for an equivalent value of employee stock options (again using Black-Scholes to establish the value of the stock options) up to preset parameters which assure that 40%-50% of the compensation for the senior executive officers remains at risk in the form of stock options and in the future, other forms of equity compensation. A similar process is then used to set the base salary and total compensation of senior management by our senior executive officers while ensuring that at least 30% of total compensation remains at risk.

Base Salary

Based on the recommendations of the CNG committee founded on the above process, a base salary and target total compensation is set for each of our senior executive officers. For the 2003 fiscal year, our senior executive officers that are also named executive officers were paid $731,533 base salary.

Stock Options

Senior management, including our named executive officers, are eligible to participate in the Option Plan. During fiscal 2003, Messrs. Michelson, Gelbart and Dance and Ms. Hess were awarded 91,483, 66,549, 13,473 and 37,725 stock options respectively.

Submitted by the Compensation, Nominating and Corporate Governance committee of the Board of Directors:

Kenneth Spencer
John McFarlane
Morgan Sturdy
Charles Young

Performance Graph

The following graph compares the cumulative shareholder return on $100 invested in Creo’s common shares in the period from July 29, 1999, the date of our initial public offering, to December 31, 2003, with the total cumulative return of the TSX / S&P Composite Index for the same periods (assuming reinvestment of all dividends).

Corporate Governance

Statement on Corporate Governance Practices

Creo is committed to high corporate governance standards. The TSX requires listed companies to disclose their corporate governance practices with reference to a set of guidelines for effective corporate governance recommended in the final report of The TSX committee on Corporate Governance in Canada (the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. Schedule “D” to this Circular sets out the principal components of the Guidelines, and indicates the extent to which we comply with them. As well, there have been recent changes and evolving standards regarding corporate governance practices in the U.S., notably with changes introduced under the Sarbanes-Oxley Act.

Beginning in January 2004, any foreign company listed on the NASDAQ Stock Market (“NASDAQ”) will be required to report any exemptions from NASDAQ listing requirements or nonconformance with corporate governance requirements. Creo is in conformance with these corporate governance requirements and is not relying on any exemptions from listing requirements.

Creo meets the corporate governance requirements in Canada and the United States.

Mandate of the Board and the Board’s Expectations for Management

The charter of our board of directors sets out their mandate and is attached as Schedule “E”. Under the Canada Business Corporations Act (“CBCA”), the directors are required to oversee the management of Creo’s business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of Creo. In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In discharging this responsibility, our board of directors oversees and monitors significant corporate plans and strategic initiatives. Our board’s strategic management process consists of an annual review of our business plan and budget, and quarterly reviews of and discussions with management relating to strategic and budgetary issues. Our board reviews the principal risks inherent in Creo’s business, including financial risks, and assesses the systems established to manage those risks. Directly and through its Audit committee, our board also assesses the integrity of our internal financial controls and management information systems.

In addition to those matters that must, by law, be approved by our board, our board is required to approve annual operating and capital budgets; any material dispositions, acquisitions and investments outside of the ordinary course of business or not provided for in the approved budgets; long-term strategy; organizational development plans; and the appointment of senior executive officers.

Our board expects management to focus on enhancing shareholder value by formulating and refining our corporate mission, securing the commitment of Creo employees to that mission, developing strategies consistent with the corporate mission and formulating programs and procedures for their implementation. Creo management is expected to provide effective leadership in all aspects of Creo’s activities, to maintain our corporate culture and motivate our employees, and to communicate effectively with employees, customers and other industry participants. Our board also expects management to provide the directors on a timely basis with information concerning our business and affairs, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling our board to discharge its stewardship obligations effectively.

Our board holds regular quarterly meetings. Between the quarterly meetings, our board meets as required, generally by means of telephone conferencing facilities. As part of the quarterly meetings, the independent directors also meet separately from management. Our management also communicates informally with members of the board on a regular basis, and solicits the advice of board members on matters falling within their special knowledge or experience. The board and committees of the board have the ability to retain such independent advice that in their sole discretion they deem necessary and individual directors may retain independent advice with the concurrence of one other board member, and any expenses associated with such advice will be borne by Creo.

Composition of the Board

At the last annual meeting of shareholders held on February 19, 2003, Creo shareholders elected nine directors. Of these directors, seven were “unrelated” within the meaning of the Guidelines — that is, they were independent of management and free from any interest and any business or other relationship with us which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of Creo, other than interests arising from shareholdings. Two directors, Amos Michelson, Creo’s chief executive officer, and Mark Dance, Creo’s chief financial officer and chief operating officer were “related” within the meaning of the Guidelines by reason of their employment by Creo. Mr. Yeoshua Agassi is considered unrelated under the Guidelines but is not considered independent under the NASDAQ guidelines for independence by reason of his association with Scitex which held until August 11, 2003 more than 5% of Creo’s outstanding common shares. Since the disposition by Scitex of its Creo shares, Mr. Agassi is considered independent under the NASDAQ guidelines. Accordingly, as of September 30, 2003 a majority of the board of directors being seven directors out of nine is considered independent under the NASDAQ guidelines. Messrs. Gordon and Heitz, the new director nominees, will be considered unrelated and independent directors, resulting in eight of our 10 directors being considered unrelated and independent.

We do not have a “significant shareholder” within the meaning of the Guidelines — that is, a shareholder with the ability to cast a majority of the votes for the election of directors.

Board Committees

Our board of directors has established two committees:

Audit committee

The Audit committee’s charter establishes the membership requirements for, and general functions, authority, role and responsibilities of, the committee and is included as Schedule “E” to this Circular. Our Audit committee is currently composed of three unrelated and independent directors, Messrs. Brengel (Chair), Francis and Young, all of whom meet current independence, financial literacy and experience requirements of NASDAQ, the TSX and other pertinent regulatory authorities. Messrs. Brengel and Francis are considered to have the requisite experience to be considered financial experts. The Creo Audit committee is responsible for, among other matters:

(i)	recommendation to our board of directors as to appointment of the independent auditor and setting the independent auditor’s remuneration;

(ii)	satisfying themselves as to the independence of the independent auditor;

(iii)	reviewing and making recommendations as our board of directors as to the annual audit of our financial statements and internal accounting practices and policies;

(iv)	reviewing our annual and interim financial statements and any public disclosure documents containing financial information prior to its public dissemination;

(v)	assessing risk areas and policies to manage risk, including, without limitation, financial and business risk, environmental risk and insurance coverage;

(vi)	reviewing and approving the hiring of any employees associated with the independent auditor into a senior financial position with Creo; and

(vii)	reviewing and, if appropriate, approving changes to our corporate treasury policy.

Creo’s Audit committee met eight times during fiscal 2003 (six — fiscal 2002) and will meet on at least a quarterly basis during fiscal 2004.

Compensation, Nominating and Corporate Governance (CNG) committee

Creo’s CNG committee consists of four unrelated and independent directors: Messrs. McFarlane, Spencer (Chair), Sturdy and Young. The charter of the CNG committee is set out in Schedule “E”. Our CNG committee is responsible for, among other matters:

(i)	reviewing the composition and governance of Creo’s board of directors, assessing the effectiveness of our board as a whole and the contribution made by each of our directors, and making recommendations for the appointment or election of directors and the orientation of new directors;

(ii)	reviewing and making recommendations concerning the membership, powers, mandates and performance of the board and committees of our board, including searching for possible new director nominee candidates;

(iii)	reviewing and making recommendations to our board for ways of maintaining an effective working relationship between our board and management; and

(iv)	reviewing and making recommendations to our board concerning compensation policies for us generally and senior management, making specific compensation recommendations for our senior executives and overseeing our Option Plan including any grants thereunder.

The chair of our board is responsible for overseeing the effective operation of our board. Our board is relatively small in size, and a majority of the members have been directors or observers at board meetings for a number of years and, accordingly, are fully familiar with Creo’s operations. New directors are provided with orientation sessions to brief them on our business, and there is ongoing education of all the directors in our business, industry developments and technological changes, including opportunities to meet our customers and attend trade shows. Our CNG committee employs both formal self-assessment and informal processes for assessing ongoing performance, and considers those processes effective. Among the formal assessment processes are regular unrelated director meetings and independent director meetings in the absence of management and annual director self-assessment questionnaires that consider our board’s effectiveness in meeting their mandate set out in its Charter.

The CNG committee met four times during fiscal 2003 (three — fiscal 2002).

Policies on Share Ownership and Director Retirement

The board has established guidelines for director share ownership requiring that directors accumulate and hold at least 7,500 common shares of Creo within five years of being elected to the board. The chief executive officer is required to hold at least 30,000 common shares, and other senior executive officers are required to hold at least 15,000 common shares within five years of being appointed.

The board believes that director effectiveness should be assessed objectively and on the performance and contribution of each board member without predefined mandatory retirement requirements. Accordingly, a mandatory retirement age is not prescribed for the directors of Creo.

Auditor Independence

Creo’s Audit committee is satisfied that our independent auditor is free from conflicts of interest that could impair their objectivity in conducting the audit of Creo. The Audit committee is required to approve all non-audit related services performed by our independent auditor, and our auditor is not permitted to perform services for us prohibited for an independent auditor under applicable Canadian and United States regulations including the Sarbanes-Oxley Act. The Audit committee is of the view that our auditor meets the relevant independence requirements. In fiscal 2003, the fees paid to the auditor were as follows:

	Amount paid (US$)	Percent

Audit fees	$1,300,000	64%
Audit related fees	$280,000	17%
Non-audit related fees	$310,000	19%

Total fees	$1,620,000	100%

Code of Conduct

We have adopted a Code of Conduct that formalizes and codifies existing policies and guidelines. It is attached as Schedule “F”. The Code of Conduct applies to all of our directors, officers and employees and is reviewed and approved by our board of directors annually. The Code of Conduct sets out our guiding principles and provides that we will act ethically and in compliance with legal requirements in all jurisdictions where we operate. The Code of Conduct also incorporates our disclosure policy for communicating material information with the investment community and our shareholders, and sets out our policies on conflicts of interest and insider trading or tipping among other things. The Code of Conduct also enables individuals to make anonymous complaints directly to the board of directors and protects “whistle-blowers” when making complaints under the Code of Conduct.

Indemnification of Directors and Officers and Insurance

Our bylaws provide that we will indemnify any of our directors, former directors, officers and former officers, and certain other persons in similar positions against all costs reasonably incurred by them in any civil, criminal or administrative proceeding to which they are or may be made a party by reason of being or having been a director or officer or person in a similar position of Creo or our subsidiaries or by reason of serving in a similar capacity with other entities at Creo’s request. The indemnity covers amounts paid to settle actions or to satisfy judgments, but may only be paid if the person claiming the indemnity has acted honestly and in good faith with a view to our best interests and, in the case of a criminal or civil proceeding, if the person had reasonable grounds for believing that his or her conduct was lawful. Payment of any indemnity in connection with an action brought by or on behalf of us requires prior court approval. We have also entered into indemnification agreements with each of our directors and officers.

We have purchased insurance for the benefit of our directors and officers against liability incurred by them as directors and officers, subject to certain limitations contained in the CBCA and as outlined in our insurance policy. For fiscal 2003, our policy provides coverage to directors and officers in the aggregate amount of $50,000,000, subject to a deductible of $250,000 per occurrence other than securities claims, and $500,000 per securities claim. The total premium charged for this insurance during fiscal 2003 was $557,375 and was paid by Creo. The policy was extended until February 28, 2004 and Creo intends to renew this policy.

Shareholder Feedback

The chief financial officer and the corporate relations group are responsible for the investor relations functions. Inquiries from shareholders and investment analysts are promptly responded to by these individuals or, when appropriate, by other Creo executives.

Exchange Rate Information

In this Circular, except where otherwise indicated, all dollar amounts are expressed in U.S. dollars. The following table sets forth, for each period indicated, the high and low exchange rates for U.S. dollars expressed in Canadian dollars, based on the indicated Bank of Canada noon buying rate (the “Noon Buying Rate”), the average of such exchange rates during such period, and the exchange rate at the end of such period:

	Years ended September 30

	2001	2002	2003

High	1.5793	1.6132	1.5942
Low	1.4936	1.5110	1.3342
Average	1.5357	1.5730	1.4642
Rate at period end	1.5785	1.5858	1.3504

On January 9, 2004, the Noon Buying Rate was US$1.00=Canadian $1.2692.

Financial Statements

Our consolidated financial statements for the fiscal year ended September 30, 2003, together with the auditors’ report on these statements form part of our Annual Report, which accompanies this Circular. The financial statements will also be incorporated into our Annual Information Form for filing with Canadian securities regulators and also be incorporated into our Form 40-F to be filed with the SEC. The financial statements contained in the Form 40-F will be certified by the chief executive officer and the chief financial officer under both section 302 and section 906 of the Sarbanes-Oxley Act.

Other Business

The enclosed proxy confers discretionary authority upon the persons named on the proxy with respect to any amendments to the matters outlined in the Notice of Meeting and with respect to any other matters that may properly come before the meeting.

Our board of directors is not aware of any matters to be presented for action at the meeting other than those specifically referred to in the Notice of Meeting. However, if any other matters properly come before the meeting, it is the intention of the persons named in the enclosed proxy to vote on such matters in accordance with their best judgment.

On any ballot that may be called for at the meeting, all common shares will be voted or withheld from voting in accordance with the specification of the holder of common shares signing the proxy or proxies. If no such specification is made, then the shares represented by the applicable proxy will be voted as stated above.

The board of directors of Creo Inc. has approved the contents and the sending of this Circular.

Dated at Burnaby, British Columbia this 9th day of January 2004.

Paul Kacir
Corporate Secretary

SCHEDULE “A”

Special Resolution for Approval of the Amendment to the Articles of Creo Inc.

The shareholders of Creo will asked to approve the following resolution:

RESOLVED, AS A SPECIAL RESOLUTION, THAT Item 5 of the Articles of Incorporation with respect to the number of directors of Creo Inc. is amended to read:

     “NOT LESS THAN 3 OR MORE THAN 12.”

Schedule A
1

SCHEDULE “B”

Resolution for Approval of the Adoption of the 2004 Employee Stock Purchase Plan

RESOLVED THAT:

The 2004 Employee Stock Purchase Plan approved by the Board of Directors of Creo on January 9, 2004 and as described in the proxy circular distributed by management of Creo is, subject to regulatory approval, approved.

Schedule B
1

EXHIBIT “B–1”

2004 Employee Stock Purchase Plan

Creo Inc.

2004 Employee Stock Purchase Plan

1.     Introduction

1.1.   Purposes of the Plan.

This 2004 Employee Stock Purchase Plan (this “Plan” or “ESPP”) has been established as a means of further aligning the interests of employees with those of the shareholders of Creo. The ESPP provides Eligible Employees who become participants herein with the opportunity to acquire Common Shares from Creo pursuant to a specified contribution arrangement. The ESPP is intended to provide an incentive to employees of Creo and its Designated Subsidiaries to promote further development, growth and profitability of Creo; provide employees with a total compensation and rewards package consistent with industry standards while managing compensation related expenses; and assist Creo in retaining and attracting additional personnel through the capability to offer industry competitive compensation terms and benefits.

1.2.   Definitions.

In these provisions and unless the context otherwise requires:

“Administrator” means the Board or any of its Committees appointed pursuant to Section 2 of this Plan;

“Applicable Laws” means the legal requirements relating to this Plan and awards made pursuant hereto including, without limitation, all corporate, tax, employment and securities laws, rules and regulations that may now or hereafter be applicable to Creo or a Participant; (ii) the Code; and (ii) the bylaws, policies and rules of the Stock Market that may now or hereafter be applicable to Creo;

“Associate”, when used to indicate a relationship with a person or company, means (a) an issuer of which the person or company beneficially owns or controls, directly or indirectly, voting securities entitling the person or company to more than 10% of the voting rights attached to outstanding voting securities of the issuer, (b) any partner of the person or company, (c) any trust or estate in which the person or company has a substantial beneficial interest or in respect of which the person or company serves as trustee or in a similar capacity, (d) in the case of a person, a relative of that person, including a spouse of that person or a relative of that person’s spouse if the relative has the same home as that person;

“Basic Earnings” shall mean the basic regular salary or compensation of an Employee before any payroll deductions for taxes or other purposes and shall not include overtime pay, bonuses or allowances;

“Board” means the duly constituted board of directors of Creo, from time to time;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Committee” means a duly constituted committee appointed by the Board;

“Common Shares” means the common shares of Creo;

“Continuous Status as an Employee” means that the employment relationship with Creo or a Subsidiary is not interrupted or terminated. Continuous Status as an Employee shall not be considered interrupted in the case of: (i) any leave of absence approved by Creo, including sick leave, military leave, or any other personal leave; provided, however, that no such leave may exceed ninety (90) days, unless reemployment upon the expiration of

Schedule B–1
1

such leave is guaranteed by contract (including certain Creo policies) or statute; or (ii) transfers between locations of Creo or between Creo, its Subsidiaries or their respective successors;

“Custodian” shall mean the trust (or other legally permitted) company appointed by Creo from time to time to administer the ESPP and act as Custodian thereunder;

“Designated Subsidiaries” means all Subsidiaries determined by the Board from time to time as having Employees eligible to participate in this Plan;

“Director” means any person who is a member of the Board, or who is a member of the board of directors of any Designated Subsidiary;

“Effective Date” has the meaning prescribed in paragraph 5.1 of this Plan;

“Eligible Employee” means an Employee who has been employed by Creo or any Designated Subsidiary on a continuous basis for a period of at least three months. For purposes of this Plan, an Employee’s employment relationship will be treated as commencing on the date such Employee’s employment relationship with Creo or any Designated Subsidiary is deemed to have commenced (excluding any probationary period of employment) pursuant to such Employee’s employment contract or agreement with Creo or any Designated Subsidiary;

“Employee” means any individual, including an Officer or Director, who is employed by Creo or any Designated Subsidiary, subject to the control and direction of Creo or any Designated Subsidiary as to both the work to be performed and the manner and method of performance. The payment of a director’s fee by Creo or a Designated Subsidiary shall not be sufficient to constitute “employment” by Creo or a Designated Subsidiary, as the case may be;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Fair Market Value” means, as of any date, the value of the Common Shares, determined as follows: (i) if the Common Shares are listed on a Stock Market, the fair market value will be the closing sales price of the Common Shares (or the closing bid, if no sales were reported) as quoted on such Stock Market for the last market trading day prior to the time of determination; or (ii) if the Common Shares are not listed, quoted or traded on any Stock Market, the Fair Market Value will be determined in good faith by the Board;

“insider” means: (i) an insider as defined in the Securities Act (British Columbia), other than a person who falls within that definition solely by virtue of being a director or senior officer of a Subsidiary of Creo; and (ii) an Associate of any person who is an insider by virtue of (i);

“Officer” means a person who is an officer of Creo within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder;

“outstanding issue” means the total number of Common Shares issued and outstanding at the date of calculation (excluding any such shares issued pursuant to stock compensation arrangements during the 12-month period prior to the date of calculation);

“Parent” means a “parent company”, whether now or hereafter existing, as defined in Section 424(e) of the Code;

“Participant” shall mean any Eligible Employee, or permitted assign, who has enrolled in this Plan and is entitled to obtain Common Shares in accordance with the provisions of this Plan and Applicable Laws;

“permitted assign” means, for an Eligible Employee, a spouse of such Eligible Employee or (a) a trustee, custodian, or administrator acting on behalf, or for the benefit, of the Eligible Employee or its spouse; (b) a holding entity of the of the Eligible Employee or its spouse; or (c) an registered retirement savings plan or registered retirement income fund of the Eligible Employee or its spouse, as defined in the Income Tax Act (Canada);

“Plan” means Creo’s 2004 Employee Stock Purchase Plan, as described herein;

“Service Agreement” shall mean a custodian or administration agreement between the Custodian and Creo, governing the administration of this Plan and the fund established thereunder;

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“stock compensation arrangement” means a stock option, stock option plan, employee stock option purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of shares to one or more participants, including a share purchase from treasury which is financially assisted by Creo by way of a loan, guaranty or otherwise;

“Stock Market” means the principal stock exchange, quotation system, dealing network or over the counter market upon which the Common Shares are listed, quoted or traded or upon which the Common Shares have been approved for listing, quotation or trading; and

“Subsidiary” means a “subsidiary company”, whether now or hereafter existing, as defined in Section 424(f) of the Code.

1.3.   Interpretation.

In this Plan, unless the context requires otherwise, references to the male gender include the female gender and words importing the singular include the plural and vice versa. Any reference made in this Plan to sections, paragraphs or subparagraphs is, unless otherwise indicated, a reference to sections, paragraphs or subparagraphs to this Plan.

2.     Administration

2.1.   Administration with Respect to Directors or Officers.

With respect to awards to Employees who are also Officers or Directors of Creo, the Plan shall be administered by (i) the Board or (ii) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws and to permit such grants and related transactions under the Plan to be exempt from Section 16(b) of the Exchange Act in accordance with Rule 16b-3. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.

2.2.   Administration with Respect to Employees.

With respect to awards to Employees who are neither Directors nor Officers of Creo, the Plan shall be administered by (i) the Board or (ii) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. The Board may authorize one or more Officers to make awards pursuant to this Plan and may limit such authority as the Board determines from time to time.

2.3.   Administration of the Employee Stock Purchase Plan.

Creo may enter into a Services Agreement with the Custodian initially appointed as Custodian to administer this Plan, a copy of which will be made available for inspection in Creo’s offices. Creo may from time to time enter into such further agreements with the Custodian or other parties as it may deem necessary or desirable to carry out this Plan. Records of the Custodian and Creo will be conclusive as to all matters involved in administration of the Plan. Except as set out in paragraph 7.1, all costs and expenses of administering the Plan, including the Custodian’s compensation, will be paid by Creo.

3.     Shares Subject To Plan

3.1.   Number of Common Shares Subject to this Plan.

(a)	The aggregate number of Common Shares that may be reserved for issuance under this Plan shall not exceed 10,000,000 Common Shares. Subject to the limitations set out in subparagraph 3.3 and subject to Applicable Laws, the Board may from time to time, in its discretion, amend this Plan to change the maximum number of Common Shares reserved for issuance under this Plan from and after the Effective Date.

(b)	Any Common Shares issued under this Plan pursuant to an award herein shall not be returned to this Plan and shall not become available for future issuance under this Plan, except that if unvested Common Shares are forfeited, or repurchased by Creo at the lower of their original purchase price or their Fair

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3

Market Value at the time of repurchase, such Common Shares shall become available for future award under this Plan.

3.2.   Adjustments.

Subject to any required action by the shareholders of Creo, the maximum number of Common Shares permitted to be issued from treasury under this Plan shall be proportionately adjusted for any increase or decrease in the number of issued Common Shares resulting from a stock split, reverse stock split, dividend, combination or reclassification of the Common Shares or any other increase or decrease in the number of shares of Common Shares effected without receipt of consideration by Creo; provided that conversion of any convertible securities of Creo shall not be deemed to have been “effected without receipt of consideration”. Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by Creo of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Common Shares subject to this Plan.

3.3.   Restrictions on Number of Common Shares Purchased Under the Plan.

Notwithstanding anything contained in the Plan, at no time shall:

(a)	the number of Common Shares issued or reserved for issuance to any one Participant pursuant to this Plan together with the number of Common Shares issued or reserved for issuance to such Participant under any other previously established or proposed stock compensation arrangements of Creo, result in such Participant owning or controlling 20% or more of the outstanding issue;

(b)	the number of Common Shares issued or reserved for issuance to insiders of Creo pursuant to this Plan, within a one-year period, together with the number of Common Shares issued or reserved for issuance to such persons within such period under any other previously established or proposed stock compensation arrangements of Creo, exceed 10% of the outstanding issue; and

(c)	the number of Common Shares issued or reserved for issuance to one insider of Creo and such insider’s Associates pursuant to this Plan, within a one-year period, together with the number of Common Shares issued or reserved for issuance to such person or persons within such period under any other previously established or proposed stock compensation arrangements of Creo, exceed 5% of the outstanding issue;

For the purposes of subparagraphs 3.3 (b) and (c), Common Shares acquired by, or entitlements to acquire Common Shares granted to, a person prior to the person becoming an insider may be excluded.

4.     Employee Share Purchase Plan

4.1.   Establishment of this Plan.

There is hereby established an Employee Stock Purchase Plan and the Administrator is hereby authorized to issue Common Shares subject to and in accordance with the provisions of this Section 4 and the general provisions set forth in this Plan.

4.2.   Plan Enrolment, Eligibility and Participation.

(a)	An Eligible Employee may elect to participate in this Plan (and thereby become a Participant) with respect to any Plan Period by completing an acknowledgement and enrolment form prescribed by Creo (an “ESPP Enrolment Form”), and delivering it to Creo’s Human Resources Department prior to the expiry of any Plan Period. A Custodian shall have no obligation to determine the eligibility of any Employee to participate in this Plan, and shall be entitled to rely upon Creo’s representations in this connection.

(b)	Upon delivery and receipt of an ESPP Enrolment Form from an Eligible Employee in accordance with subparagraph 4.2(a), such Eligible Employee shall become a Participant and shall be eligible to participate in this Plan effective on the first business day of the month next following such Eligible Employee’s election to participate.

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(c)	Participation by Participants in this Plan is on and subject to the various terms and conditions hereof, the acceptance of which shall be evidenced by the execution and delivery of an ESPP Enrolment Form. An ESPP Enrolment Form will constitute written notice of an Eligible Employee’s election to participate in this Plan, and will, subject to subparagraph 5.2(b), include a payroll deduction authorization and an authorization to direct the Custodian to establish and operate an account under this Plan in the name of the Eligible Employee. The ESPP Enrolment Form shall also contain a direction to the Custodian to reinvest all net dividends and interest income of the ESPP’s fund allocated to the Participant’s account and payable to the Participant in additional Common Shares in accordance with subparagraphs 4.3(a) and (b) hereof. The rate of contribution contained in the ESPP Enrolment Form filed by a Participant at the time of admission to this Plan shall remain in effect until changed pursuant to subparagraph 5.1(b) hereof.

(d)	Each Participant acknowledges that the sale of Common Shares obtained under this Plan may have consequences under Applicable Laws, which may vary depending on the individual circumstances of the Participant. Accordingly, by executing and delivering an ESPP Enrolment Form, each Participant acknowledges that he or she has been advised to consult his or her personal legal and tax advisors in connection with his or her dealings with respect to any Common Shares obtained under this Plan. By executing and delivering an ESPP Enrolment Form, the Participant further confirms and represents that he or she has reviewed this Plan and is familiar with and understands the implications of its terms and conditions.

4.3.   Contributions.

(a)	Subject to the right of a Participant pursuant to paragraph 4.5 hereof to suspend making contributions to this Plan, each Participant shall authorize contributions to this Plan at a minimum rate of one (1%) percent of such Participant’s Basic Earnings per month and at a maximum rate of ten (10%) percent of such Participant’s Basic Earnings per month (the “Contribution”). Contributions shall be made by payroll deduction in accordance with each Participant’s ESPP Enrolment Form.

(b)	A Participant may change the amount of his or her Contribution (subject to the above-noted minimum and maximum) by completing and delivering to Creo a new ESPP Enrolment Form, indicating a change in the level of authorized contribution. Creo shall alter a Participant’s payroll deduction accordingly as soon as practicable following receipt of such amended ESPP Enrolment Form. The Participant may change the amount of his or her Contribution only once in any 12 month period.

4.4.   Payroll Deductions and Remittance of Contributions.

Creo shall make payroll deductions in respect of Contributions in accordance with each Participant’s ESPP Enrollment Form and at least once a month (and no later than the last day of such month) and forward to the Custodian all contributions so deducted, together with a listing of deductions remitted for each Participant including the names of those added or deleted as Participants under this Plan or whose contributions have been revised.

4.5.   Suspension of Contributions.

(a)	A Participant may, upon at least 15 days’ prior written notice to Creo’s Human Resources Department, and using a form prescribed by Creo, suspend making Contributions pursuant to this Plan for a minimum period of six (6) months (“Period of Suspension”). No Participant may suspend Contributions more than once in any 12 month period.

(b)	During the Period of Suspension the Participant will remain a member of good standing under this Plan, provided that there are Common Shares or fractions thereof standing to the Participant’s credit under this Plan at the time the suspension of Contributions is requested. To recommence Contributions, the Participant must notify Creo’s Human Resources Department in writing using a new ESPP Enrolment Form and following the procedure outlined in subparagraph 4.2(a) above.

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4.6.   Participant Accounts.

The Custodian shall establish and maintain a separate account for each Participant, shall record in each such account all amounts contributed, amounts invested, the number of Common Shares, including fractions of Common Shares standing to the credit of each Participant and cash balances, if any, and any income therefrom.

4.7.   Investment of Contributions.

Subject to the restrictions contained in paragraph 3.3, all Contributions made by Participants under this Plan shall be invested by the Custodian, as agent for each Participant and not as principal, in Common Shares from the treasury of Creo. Within five days of receipt by the Custodian of the Contributions remitted as specified hereunder, the Custodian shall use such Contributions together with the aggregate of any cash balances then standing to the credit of any and all Participants’ accounts to purchase, and Creo shall issue, Common Shares from the treasury of Creo at a price equal to 85% of the Fair Market Value of the Common Shares on the last business day of the month during which such Contributions were made and remitted by Creo to the Custodian. Immediately after such purchase, the Common Shares so purchased by the Custodian shall no longer be considered to be reserved for issuance under this Plan. Upon completion of such purchase of Common Shares the Custodian will allocate Common Shares and any uninvested cash balances (until sufficient to purchase additional Common Shares) to each Participant’s account in whole Common Shares or fractions to reflect the Contributions invested on behalf of that Participant.

4.8.   Net Dividends and Income.

Net dividends received by the Custodian on Common Shares held by it on behalf of, and as agent for, the Participants pursuant to the terms of this Plan and all interest on cash balances in the ESPP fund, shall be used by the Custodian forthwith upon receipt to purchase whole Common Shares or fractions thereof to the full extent of available funds, in the manner set forth in paragraph 4.7. Upon completion of such purchase of Common Shares the Custodian shall allocate such Common Shares to each Participant’s account, in whole Common Shares or fractions thereof, in an amount equal to the dividends received from the Common Shares already allocated to each Participant on the date of record used for dividend disbursement, or in an amount equal to the interest received from cash balances already allocated to each Participant on the date such interest is paid.

4.9.   Commingling of Assets.

In its capacity as administrator of this Plan and custodian of the Common Shares and of the ESPP fund, the Custodian may commingle the Common Shares and cash balances held from time to time pursuant to the terms of this Plan in a common trust fund account, provided always that the records of the Custodian shall identify that portion of the aggregate of the Common Shares and cash balances which it holds as Custodian on behalf of each Participant in this Plan. All cash balances in this Plan shall be allocated by the Custodian to Participant’s accounts prior to the end of each calendar year. All cash balances held by the Custodian, whether allocated or not, shall be kept on deposit with the Custodian to earn interest at the then prevailing savings deposit rates or such other rate mutually agreed to by the Custodian and Creo.

4.10.   Share Certificates.

Common Share certificates representing the aggregate holdings beneficially owned by the Participants shall be registered in the name of the Custodian and shall be held by the Custodian, on behalf of, and as agent for, the respective Participants until withdrawal as permitted hereunder.

4.11.   Common Shareholder Information; Voting.

(a)	Creo shall provide the Custodian with shareholder information from time to time which, as soon as practicable following receipt thereof, the Custodian shall mail to those Participants under this Plan in good standing at the time of mailing.

(b)	A Participant shall have the right to vote or to direct the Custodian, as agent of the Participant, as to the voting of any Common Shares held by the Custodian for the Participant’s account pursuant to the provisions of under this Plan.

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4.12.   Participant’s Statement of Account.

Within 45 days following the end of each calendar year, the Custodian shall forward a statement to each Participant setting out the activity in the Participant’s account for such preceding calendar year and the Participant’s net Common Share and cash balance position as at the end of the statement period, including the adjusted cost base (book value) of all Common Shares then held (“Participant’s Statement of Account”). The Custodian shall investigate and respond to any Participant’s enquiries regarding the Participant’s account and shall correct any errors (and notify Participant of same) within 60 days of receipt of such enquiry.

4.13.   Statements to Creo.

(a)	Within 45 days following each calendar month-end, the Custodian shall provide Creo with a monthly summary schedule detailing the activity of each Participant’s account in a prescribed format as may be agreed upon from time to time by Creo and the Custodian.

(b)	Within 30 days following each calendar month-end, the Custodian shall provide Creo with a consolidated statement of the activity and month-end position in respect of this Plan, including, in aggregate, payroll deductions and lump sum payments received, Common Shares purchased, dividends received and the closing Common Share and cash balance position.

(c)	Creo shall not be obligated to pay any fees or costs to the Custodian which are subject to enquiry or which Creo reasonably disputes, until such time as the dispute is resolved. Any disputed fees shall not affect payment of non-disputed fees.

4.14.   Provision for Participants’ Income Tax Reporting Requirements.

(a)	Each Participant shall be responsible for paying all income and other taxes applicable to transactions involving the Common Shares held by the Custodian on his or her behalf, including, without limitation, any taxes payable on: (i) the transfer of Common Shares to the Participant or a person designated by the Participant; (ii) the sale or other disposition of Common Shares of a Participant; (iii) the transfer of Common Shares to an RRSP in the name of the Participant or withdrawal therefrom; and (iv) dividends paid on the Common Shares. The Custodian is authorized to deduct from any amounts payable to a Participant following a sale of that Participant’s Common Shares any amounts which are required to be withheld on account of taxes.

(b)	Within 60 days following the end of a calendar year, the Custodian shall provide each Participant with tax reporting forms as required in respect of dividend and other investment income earned for the previous calendar year in respect of such Participant’s account.

(c)	It is understood that each Participant’s Statement of Account for a calendar year shall be a sufficient record for tax purposes of each Participant’s income and realized capital gains and losses (if any) in respect of assets held in a Participant’s account under this Plan, and Common Shares withdrawn from such account as provided under this Plan for disposition by the Custodian as the Participant’s agent, and the Custodian shall not be obliged to provide any supplementary statements of realized gains and losses in respect of any Participant.

4.15.   Withdrawal or Sale of Common Shares.

(a)	Once during any calendar quarter, upon written notice from any Participant using a form prescribed by Creo, the Custodian shall issue, or cause to be issued, to such Participant an individual Common Share certificate registered in the name of that Participant covering all or part of the whole Common Shares recorded in that Participant’s account. Certificates will not be issued for any fractional Common Shares recorded in a Participant’s account. The cost, if any, associated with the issuance of Common Share certificates will be borne by Creo.

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(b)	A Participant may at any time direct the Custodian, in writing, using a form prescribed by Creo to remove from the ESPP fund, a portion or, subject to Paragraph 5.2, all of the whole Common Shares in the Participant’s account and to sell such Common Shares as the Participant’s agent. The Custodian shall comply forthwith with such direction and the proceeds of disposition for such Common Shares will be distributed to such Participant within 30 days after such disposition.

(c)	Fractional Common Shares will be deemed to have been sold at the same price as whole Common Shares and the value thereof shall be paid to the Participant in cash.

4.16.   Termination of Employment, Retirement or Death.

When a Participant ceases to be an Employee for any reason (including retirement) other than death or legal incapacity, the Participant will, upon written notice on a form prescribed by Creo direct the Custodian to effect delivery or disposition of all the Common Shares held in the Participant’s account pursuant to the provisions of paragraph 4.15 hereof and the Custodian shall within 30 days of receipt of such notice comply forthwith with such direction. In the event any Participant fails to file such written notice within ten days of ceasing to be an Employee, the Participant shall be deemed to have elected delivery of all Common Shares held in the Participant’s account, and Creo shall file a written notice with the Custodian to such effect on such Participant’s behalf. On the death or legal incapacity of a Participant, no further Common Shares shall be purchased hereunder and any Common Shares and cash balances standing to the Participant’s credit shall be removed from the ESPP fund and disposed of by the Custodian as required by law.

5.     General

5.1.   Duration of Plan.

The effective date of the Plan is March 1, 2004. Creo reserves the right, subject to any required shareholder and regulatory approvals, to amend or discontinue the Plan in accordance with Paragraph 5.2. Such discontinuance may be effected upon provision by Creo of written notice to the Custodian and to each Participant. Upon such notice being given, the Participant shall request delivery or disposition of all of the Common Shares in their accounts pursuant to the provisions of Paragraph 14.5 of this Plan. If instructions regarding such delivery or disposition of Common Shares are not given by or in respect of a Participant within 30 days of the Plan’s discontinuance, a certificate, representing the full Common Shares allocated to that Participant’s account by the Custodian, shall be registered in the Participant’s name and sent to the Participant together with a cheque in payment of any fractional Common Shares or cash balances standing to the Participant’s credit.

5.2.   Amendment or Termination.

(a)	The Board may, at any time and for any reason, direct Creo to terminate or amend this Plan. Except as expressly provided in this Plan, no such termination will affect entitlements to Common Shares already authorized to be issued to Participants.

(b)	The Board shall be entitled to establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that any Common Shares issued to each Participant properly correspond with the Participant’s Compensation and establish such other limitations or procedures as the Board determines in its sole discretion advisable which are consistent with the Plan.

(c)	In the event the Board determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Board may, in its discretion and, to the extent necessary or desirable, without consent of Participants, modify or amend the Plan to reduce or eliminate such accounting consequence including, but not limited to issuing less than the total number of Common Shares permitted under the Plan.

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5.3.   Voluntary Participation.

The participation of an Eligible Employee under this Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Employee any rights or privileges other than those rights and privileges expressly provided in this Plan. In particular, participation in this Plan does not constitute a condition of employment nor a commitment on the part of Creo to ensure the continued employment of such Employee. Creo makes no representations regarding the current or future fair market value of Common Shares and this Plan does not provide any guarantee against any loss of profit that may result from fluctuations in the market price of the Common Shares. Creo does not assume responsibility for the income or other tax consequences for Participants in the Plan and Participants are advised to consult with their own tax advisors. Each Participant shall assume the loss or benefit from the currency conversion from Canadian dollars to any other currency or vice versa.

5.4.   Limitation of Liability and Interpretation of Plan.

Except for Creo’s negligence or willful misconduct, Creo, the Administrators and/or the Custodian hereunder shall have no liability to any Director, Officer or Employee, whether a Participant or not, under this Plan. In the event of any dispute or question of interpretation arising under this Plan, the decision of the Administrator shall be final and binding upon all Participants and the Custodian.

5.5.   Assignment and Alienation.

Except as specifically permitted under this Plan or required by law, no portion of any fund established pursuant to this Plan or any Participant’s interest in this Plan, or right to purchase pursuant thereto, shall be given as security or assigned or alienated by any Participant hereunder nor be subject to attachment, charge, anticipation, execution, garnishment, sequestration or other seizure under any legal or other process. Any transaction purporting to effect such a prohibited result is void.

5.6.   Conditions Upon Issuance Of Common Shares.

(a)	This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and those of Canada insofar as the latter may be applicable.

(b)	All matters under this Plan, including without limitation, the issuance of Common Shares for and on behalf of any Participants and delivery of Common Shares to such persons, shall be subject at all times to the Applicable Laws and requirements of the Stock Market.

(c)	Creo shall not be obligated to require or permit participation by any person (including an otherwise entitled Employee) in this Plan if such participation does or would reasonably be expected to give rise to a requirement to file a prospectus, registration statement or similar document under the securities laws of any jurisdiction in which Creo is not already a reporting issuer within the meaning of the Applicable Laws.

(d)	Creo shall not issue Common Shares pursuant hereto if such issue would be contrary to or violate any applicable law or any applicable regulation of a duly constituted authority.

(e)	Common Shares received by any Participants may, in certain circumstances, be subject to hold periods under Applicable Laws. Such Participant is responsible for ensuring compliance with such requirements and restrictions.

(f)	Creo’s issuance of any Common Shares hereunder is subject to any necessary approval of, acceptance by, and compliance with the laws, rules, and regulations of all public agencies and authorities applicable to the issuance and distribution of such shares and to the listing of such shares on the Stock Market. A Participant agrees to accept such conditions and comply with all such laws, rules and regulations and agrees to furnish to Creo all information and such undertakings as may be required to permit compliance with such laws, rules and regulations.

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5.7.   Notices.

All notices or other communications by any Participant to Creo in connection with this Plan shall be deemed to have been duly given when received in the form specified by Creo at the location, or by the person, designated by Creo for the receipt thereof. Notices given by means of Creo’s “Intranet”, e-mail or similar system will be deemed to be written notices under the Plan. Any notice to be given hereunder shall be deemed to have been well and sufficiently given if mailed by prepaid registered mail, facsimile or delivered to the parties at the addresses specified above or at such other address as each party may from time to time direct in writing. Any such notice shall be deemed to have been received if mailed, or faxed, forty-eight hours after the time of mailing or faxing and if delivered, upon delivery. If normal mail service is interrupted by a labor dispute, slowdown, strike, force majeure, or other cause, a notice sent by mail shall not be deemed to be received until actually received, and the party giving such notice shall use such other service as may be available to ensure prompt delivery or shall deliver such notice.

5.8.   Personal Information.

Creo, the Administrator and/or the Custodian may, from time to time, collect, retain, and use personal information about a Participant for the purposes of administering this Plan and fulfilling the obligations set out herein. Creo is required by law to collect, retain and, in certain circumstances, disclose such personal information to government or regulatory bodies having authority over Creo pursuant to Applicable Laws. A Participant shall be deemed to have consented to such collection, retention, use and disclosure as is required by law of as is otherwise required for the purposes of administering this Plan and fulfilling the obligations set out herein.

5.9.   Entire Agreement; Conflict.

This Plan supersedes all prior and contemporaneous oral and written statements and representations and contains the entire agreement between Creo and the Participants with respect to the subject matter herein. The rights granted hereunder are at all times subject to the terms and conditions of this Plan, as amended, modified and superseded from time to time. If any provision of this Plan or any agreement entered into pursuant to this Plan contravenes any Applicable Laws or any order, policy, by-law or regulation of any regulatory body or Stock Market having authority over Creo, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

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SCHEDULE “C”

Resolution for Approval of the Adoption of the 2004 Equity Award Plan

RESOLVED THAT:

The 2004 Equity Award Plan approved by the Compensation Committee of the Board of Directors of Creo on January 9, 2004 and as described in the proxy circular distributed by management of Creo is, subject to regulatory approval, approved.

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EXHIBIT “C–1”

2004 Equity Award Plan

Creo Inc.

2004 Equity Award Plan

1.     Introduction

1.1.   Purposes of the Plan.

This 2004 Equity Award Plan (this “Plan” or “EAP”) has been established as a means of further aligning the interests of employees and non-employee directors with those of the shareholders of Creo. This Plan provides Eligible Employees who become participants herein with the opportunity to earn annual bonus compensation, or Qualified Directors who become participants herein with the opportunity to earn annual director service compensation, from Creo in the form of Common Shares. This Plan is intended to provide an incentive to employees and non-employee directors of Creo and its Designated Subsidiaries to promote further development, growth and profitability of Creo; provide employees and non-employee directors with a total compensation and rewards package consistent with industry standards while managing compensation related expenses; and assist Creo in retaining and attracting additional personnel through the capability to offer industry competitive compensation terms and benefits.

1.2.   Definitions.

In these provisions and unless the context otherwise requires:

“Administrator” means the Board or any of its Committees appointed pursuant to Section 2 of this Plan;

“Applicable Laws” means the legal requirements relating to this Plan and awards made pursuant hereto including, without limitation, all corporate, tax, employment and securities laws, rules and regulations that may now or hereafter be applicable to Creo or a Participant; (ii) the Code; and (ii) the bylaws, policies and rules of the Stock Market that may now or hereafter be applicable to Creo;

“Associate”, when used to indicate a relationship with a person or company, means (a) an issuer of which the person or company beneficially owns or controls, directly or indirectly, voting securities entitling the person or company to more than 10% of the voting rights attached to outstanding voting securities of the issuer, (b) any partner of the person or company, (c) any trust or estate in which the person or company has a substantial beneficial interest or in respect of which the person or company serves as trustee or in a similar capacity, (d) in the case of a person, a relative of that person, including a spouse of that person or a relative of that person’s spouse if the relative has the same home as that person;

“Board” means the duly constituted board of directors of Creo, from time to time;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Committee” means a duly constituted committee appointed by the Board;

“Common Shares” means the common shares of Creo;

“Continuous Status as an Employee” means that the employment relationship with Creo or a Subsidiary is not interrupted or terminated. Continuous Status as an Employee shall not be considered interrupted in the case of: (i) any leave of absence approved by Creo, including sick leave, military leave, or any other personal leave; provided, however, that no such leave may exceed ninety (90) days, unless reemployment upon the expiration of

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such leave is guaranteed by contract (including certain Creo policies) or statute; or (ii) transfers between locations of Creo or between Creo, its Subsidiaries or their respective successors;

“Designated Subsidiaries” means all Subsidiaries determined by the Board from time to time as having Employees or Qualified Directors eligible to participate in this Plan;

“Director” means any person who is a member of the Board, or who is a member of the board of directors of any Designated Subsidiary;

“Effective Date” has the meaning prescribed in paragraph 6.1 of this Plan;

“Eligible Employee” means an Employee who has been employed by Creo or any Designated Subsidiary on a continuous basis for a period of at least three months. For purposes of this Plan, an Employee’s employment relationship will be treated as commencing on the date such Employee’s employment relationship with Creo or any Designated Subsidiary is deemed to have commenced (excluding any probationary period of employment) pursuant to such Employee’s employment contract or agreement with Creo or any Designated Subsidiary;

“Employee” means any individual, including an Officer or Director, who is employed by Creo or any Designated Subsidiary, subject to the control and direction of Creo or any Designated Subsidiary as to both the work to be performed and the manner and method of performance. The payment of a director’s fee by Creo or a Designated Subsidiary shall not be sufficient to constitute “employment” by Creo or a Designated Subsidiary, as the case may be;

“Employee Equity Award Plan” or “EEAP” means the equity award plan established and operated pursuant to Section 4 of this Plan;

“Equity Compensation Award” means an award granted to an Employee Participant or DEAP Participant, as the case may be, pursuant to the applicable provisions of this Plan and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions or which otherwise may be earned in whole or in part based upon attainment of performance criteria, all as established by the Administrator in accordance with this Plan;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Fair Market Value” means, as of any date, the value of the Common Shares, determined as follows: (i) if the Common Shares are listed on a Stock Market, the fair market value will be the closing sales price of the Common Shares (or the closing bid, if no sales were reported) as quoted on such Stock Market for the last market trading day prior to the time of determination; or (ii) if the Common Shares are not listed, quoted or traded on any Stock Market, the Fair Market Value will be determined in good faith by the Board;

“insider” means: (i) an insider as defined in the Securities Act (British Columbia), other than a person who falls within that definition solely by virtue of being a director or senior officer of a Subsidiary of Creo; and (ii) an Associate of any person who is an insider by virtue of (i);

“Officer” means a person who is an officer of Creo within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder;

“outstanding issue” means the total number of Common Shares issued and outstanding at the date of calculation (excluding any such shares issued pursuant to stock compensation arrangements during the 12-month period prior to the date of calculation);

“Parent” means a “parent company”, whether now or hereafter existing, as defined in Section 424(e) of the Code;

“Participant” shall mean any Eligible Employee or Qualified Directors or their respective permitted assign, as the case may be, who has enrolled in the applicable component of this Plan and is entitled to obtain Common Shares in accordance with the provisions of this Plan and Applicable Laws;

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“permitted assign” means, for an Eligible Employee, a spouse of such Eligible Employee or (a) a trustee, custodian, or administrator acting on behalf, or for the benefit, of the Eligible Employee or its spouse; (b) a holding entity of the of the Eligible Employee or its spouse; or (c) an registered retirement savings plan or registered retirement income fund of the Eligible Employee or its spouse, as defined in the Income Tax Act (Canada);

“Plan” means Creo’s 2004 Equity Award Plan, as described herein including, collectively, the Employee Equity Award Plan and the Qualified Director Equity Award Plan and “Plan” means any such plan as the context requires;

“Qualified Director” means a Director who is not an Employee;

“Qualified Director Equity Award Plan” or “DEAP” means the equity award plan established and operated pursuant to Section 5 of this Plan;

“stock compensation arrangement” means a stock option, stock option plan, employee stock option purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of shares to one or more participants, including a share purchase from treasury which is financially assisted by Creo by way of a loan, guaranty or otherwise;

“Stock Market” means the principal stock exchange, quotation system, dealing network or over the counter market upon which the Common Shares are listed, quoted or traded or upon which the Common Shares have been approved for listing, quotation or trading; and

“Subsidiary” means a “subsidiary company”, whether now or hereafter existing, as defined in Section 424(f) of the Code.

1.3.   Interpretation.

In this Plan, unless the context requires otherwise, references to the male gender include the female gender and words importing the singular include the plural and vice versa. Any reference made in this Plan to sections, paragraphs or subparagraphs is, unless otherwise indicated, a reference to sections, paragraphs or subparagraphs to this Plan.

2.     Administration

2.1.   Administration with Respect to Directors or Officers.

With respect to awards to Employees who are also Officers or Directors of Creo or to Qualified Directors, the Plan shall be administered by (i) the Board or (ii) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws and to permit such grants and related transactions under the Plan to be exempt from Section 16(b) of the Exchange Act in accordance with Rule 16b-3. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.

2.2.   Administration with Respect to Employees.

With respect to awards to Employees who are neither Directors nor Officers of Creo, the Plan shall be administered by (i) the Board or (ii) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. The Board may authorize one or more Officers to make awards pursuant to this Plan and may limit such authority as the Board determines from time to time.

2.3.   Administration of the Employee Equity Compensation Award Plan.

Creo may enter into a services agreement with a custodian appointed to administer this Plan, a copy of which will be made available for inspection in Creo’s offices. Creo may from time to time enter into such further agreements with such custodian or other parties as it may deem necessary or desirable to carry out this Plan. Records of the

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custodian and Creo will be conclusive as to all matters involved in administration of the Plan. Except as set out in paragraph 7.1, all costs and expenses of administering the Plan, including the Custodian’s compensation, will be paid by Creo.

3.     Shares Subject To Plan

3.1.   Number of Common Shares Subject to this Plan.

(a)	The aggregate number of Common Shares that may be reserved for issuance under this Plan shall not exceed 1,600,000 Common Shares, in accordance with the number of Common Shares reserved for issuance under the Employee Equity Award Plan and Qualified Directors Equity Award Plan set out herein. Subject to the limitations set out in subparagraph 3.3 and subject to Applicable Laws, the Board may from time to time, in its discretion, amend this Plan to change the maximum number of Common Shares reserved for issuance under this Plan from and after the Effective Date.

(b)	Any Common Shares issued under this Plan pursuant to an award herein shall not be returned to this Plan and shall not become available for future issuance under this Plan, except that if unvested Common Shares are forfeited, or repurchased by Creo at the lower of their original purchase price or their Fair Market Value at the time of repurchase, such Common Shares shall become available for future award under this Plan.

3.2.   Adjustments.

Subject to any required action by the shareholders of Creo, the maximum number of Common Shares permitted to be issued from treasury under this Plan shall be proportionately adjusted for any increase or decrease in the number of issued Common Shares resulting from a stock split, reverse stock split, dividend, combination or reclassification of the Common Shares or any other increase or decrease in the number of shares of Common Shares effected without receipt of consideration by Creo; provided that conversion of any convertible securities of Creo shall not be deemed to have been “effected without receipt of consideration”. Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by Creo of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Common Shares subject to this Plan.

3.3.   Restrictions on Number of Common Shares Purchased Under the Plan.

Notwithstanding anything contained in the Plan, at no time shall:

(a)	the number of Common Shares issued or reserved for issuance to any one Participant pursuant to this Plan together with the number of Common Shares issued or reserved for issuance to such Participant under any other previously established or proposed stock compensation arrangements of Creo, result in such Participant owning or controlling 20% or more of the outstanding issue;

(b)	the number of Common Shares issued or reserved for issuance to insiders of Creo pursuant to this Plan, within a one-year period, together with the number of Common Shares issued or reserved for issuance to such persons within such period under any other previously established or proposed stock compensation arrangements of Creo, exceed 10% of the outstanding issue; and

(c)	the number of Common Shares issued or reserved for issuance to one insider of Creo and such insider’s Associates pursuant to this Plan, within a one-year period, together with the number of Common Shares issued or reserved for issuance to such person or persons within such period under any other previously established or proposed stock compensation arrangements of Creo, exceed 5% of the outstanding issue;

For the purposes of subparagraphs 3.3 (b) and (c), Common Shares acquired by, or entitlements to acquire Common Shares granted to, a person prior to the person becoming an insider may be excluded.

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4.     Employee Equity Award Plan

4.1.   Establishment of Employee Equity Award Plan.

There is hereby established an Employee Equity Award Plan (“EEAP”) pursuant to which 1,500,000 Common Shares are reserved and available for issuance and the Administrator is hereby authorized to issue Common Shares subject to and in accordance with the provisions of this Section 4 and the general provisions set forth in this Plan.

4.2.   Plan Enrolment, Eligibility and Participation.

(a)	An Eligible Employee may elect to participate in the EEAP (and become an “Employee Participant”) with respect to any fiscal year of Creo in which the Eligible Employee has maintained Continuous Status as an Employee, by completing an acknowledgement and enrolment form prescribed by Creo (an “EEAP Enrolment Form”), and delivering it to Creo’s Human Resources Department prior to the expiry of such fiscal year.

(b)	Upon Creo’s receipt of an EEAP Enrolment Form from an Eligible Employee, such Eligible Employee shall become an Employee Participant and shall be eligible to participate in the EEAP for any fiscal year of Creo in which the Eligible Employee has maintained Continuous Status as an Employee, and to receive such Equity Compensation Awards in respect of any such fiscal year(s) as may be allocated to him or her by the Administrator under this Plan, in its sole discretion, subject to and in accordance with the provisions hereof, provided that such Employee Participant is an Employee of Creo as of the date of declaration of such Equity Compensation Award pursuant to Paragraph 4.3.

(c)	Participation by Employee Participants in the EEAP is on and subject to the various terms and conditions hereof, the acceptance of which shall be evidenced by the execution and delivery of an EEAP Enrolment Form. Each Employee Participant acknowledges that the sale of Common Shares represented by an Equity Compensation Award obtained under the applicable provisions of this Plan may have consequences under Applicable Laws, which may vary depending on the individual circumstances of the Employee Participant. Accordingly, by executing and delivering an EEAP Enrolment Form, each Employee Participant acknowledges that he or she has been advised to consult his or her personal legal and tax advisors in connection with his or her dealings with respect to any Common Shares represented by an Equity Compensation Award. By executing and delivering an EEAP Enrolment Form, the Employee Participant further confirms and represents that he or she has reviewed this Plan and is familiar with and understands the implications of its terms and conditions.

4.3.   Declaration of Equity Compensation Award.

Subject to Paragraph 3.3 and such provisos and restrictions as the Administrator may determine, the Administrator may declare at any time, but not more frequently than once with respect to any fiscal year of Creo, a discretionary bonus for past services rendered to Creo in that fiscal year to any Employee Participant who has maintained Continuous Status as an Employee and issue or reserve for issuance to such Employee Participant, for no cash consideration but in lieu of compensation that is due or accrued due to such Employee Participant for such past services rendered to Creo, any type of an Equity Compensation Award representing such number of Common Shares as is determined by dividing the dollar value of such compensation due or accrued due by the Fair Market Value of the Common Shares, without discount.

4.4.   Conditions of Equity Compensation Awards.

Subject to the terms of this Plan, the Administrator shall determine the provisions, terms, and conditions of each Equity Compensation Award including, but not limited to, the vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, payment contingencies, and satisfaction of any performance criteria. Partial achievement of the specified criteria may result in a payment or vesting corresponding to the degree of achievement as specified in any award agreement.

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4.5.   Delivery of Equity Compensation Awards.

As soon as practicable following the determination of an award by the Administrator in accordance with Paragraph 4.3, and within 90 days from such date in any event, Creo shall cause all of the Common Shares allotted for issuance to Employee Participants to be issued to each of the Employee Participants entitled to such Common Shares. Common Shares to be issued to any Employee Participant under this Plan shall be registered and issued in to or for the benefit of the Employee Participant in accordance with the instructions indicated in such Employee Participant’s EEAP Enrolment Form. Such Common Shares shall bear such legend confirming any applicable hold periods under Applicable Laws. Common Shares issued hereunder shall be deemed to be issued to each Employee Participant, subject to Paragraph 4.4, on the delivery date thereof.

4.6.   Provision for Participants’ Income Tax Reporting Requirements.

With respect to the allocation, delivery and subsequent dealing with their Common Shares, each Employee Participant must make adequate provision for Creo’s tax withholding obligations, if any, which arise on the distribution or disposition of the Common Shares under Applicable Laws. At any time Creo may, but shall not be obligated to, withhold from any Employee Participant and remit the amount necessary for Creo to meet any applicable withholding obligations. No fractional Common Shares shall be issued under the EEAP.

4.7.   Voting Rights.

No Employee Participant will have any interest or voting rights in Common Shares issued under this EEAP or any other rights as a shareholder with respect thereto, until such time as the Common Shares allocated to such Employee Participant have been delivered to them as provided under the applicable provisions of this Plan.

5.     Qualified Directors’ Equity Award Plan

5.1.   Establishment of Qualified Directors’ Equity Award Plan.

There is hereby established an Qualified Directors’ Equity Award Plan (“DEAP”) pursuant to which 100,000 Common Shares are reserved and available for issuance and the Administrator is hereby authorized to issue Common Shares subject to and in accordance with the provisions of this Section 5 and the general provisions set forth in this Plan.

5.2.   Plan Enrollment, Eligibility and Participation.

(a)	A Qualified Director may elect to participate in the DEAP (and become an “DEAP Participant”) with respect to any fiscal year of Creo in which the Qualified Director was elected or appointed as a Director of Creo, by completing an acknowledgement and enrolment form prescribed by Creo (an “DEAP Enrolment Form”), and delivering it to Creo’s Human Resources Department prior to the expiry of such fiscal year.

(b)	Upon Creo’s receipt of a DEAP Enrolment Form from a Qualified Director, such Qualified Director shall become a DEAP Participant and shall be eligible to participate in the fiscal years indicated in such DEAP Participant’s DEAP Enrolment Form and to receive such Equity Compensation Awards in respect of any such fiscal year as may be allocated to him or her by the Administrator under the DEAP, in its sole discretion, subject to and in accordance with the provisions hereof.

(c)	Participation by DEAP Participants in the DEAP is on and subject to the various terms and conditions hereof, the acceptance of which shall be evidenced by the execution and delivery of a DEAP Enrolment Form. Each DEAP Participant acknowledges that the sale of Common Shares represented by a Equity Compensation Award obtained under this Plan may have consequences under Applicable Laws, which may vary depending on the individual circumstances of the DEAP Participant. Accordingly, by executing and delivering a DEAP Enrolment Form, each DEAP Participant acknowledges that he or she has been advised to consult his or her personal legal and tax advisors in connection with his or her dealings with respect to any Common Shares represented by a Equity Compensation Award. By executing and delivering a DEAP Enrolment Form, the DEAP Participant further confirms and represents that he or she has reviewed this Plan and is familiar with and understands the implications of its terms and conditions.

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5.3.   Declaration of Equity Compensation Award.

Subject to Paragraph 3.3 and such provisos and restrictions as the Administrator may determine, the Administrator may declare at any time, but not more frequently than once in any Plan Period, a discretionary bonus to any DEAP Participant and issue or reserve for issuance to such DEAP Participant, for no cash consideration but in lieu of compensation that is due or accrued due to such DEAP Participant for past services rendered to Creo, such number of Common Shares as is determined by dividing the dollar value of such compensation due or accrued due by Fair Market Value of the Common Shares, without discount.

5.4.   Conditions of Equity Compensation Award.

Common Shares acquired pursuant to the DEAP in any specified period shall be subject to a vesting schedule or an escrow maintained by Creo and shall be deemed vested or released from escrow, as the case may be, and available to the DEAP Participant as to 25% of the aggregate Equity Compensation Award determined in accordance with Paragraph 5.3 on the first day of each three month period following the date of the declaration of the Equity Compensation Award determined in accordance with Paragraph 5.3 such that all of the Equity Compensation Award becomes fully vested within one year of issuance.

5.5.   Delivery of Equity Compensation Award.

As soon as practicable following the determination of an award by the Administrator in accordance with Paragraph 5.3, and within 90 days from such date in any event, Creo shall cause all of the Common Shares allotted for issuance to DEAP Participants to be issued to each of the DEAP Participants entitled to such Common Shares. Common Shares to be issued to any DEAP Participant under this DEAP shall be registered and issued in to or for the benefit of the DEAP Participant in accordance with the instructions indicated in such DEAP Participant’s DEAP Enrolment Form. Such Common Shares shall bear such legend confirming any applicable hold periods under Applicable Laws. Common Shares issued hereunder shall be deemed to be issued to each DEAP Participant, subject to Paragraph 5.4, on the delivery date thereof.

5.6.   Provision for Participants’ Income Tax Reporting Requirements.

With respect to the allocation, delivery and subsequent dealing with their Common Shares, each DEAP Participant must make adequate provision for Creo’s tax withholding obligations, if any, which arise on the distribution or disposition of the Common Shares under Applicable Laws. At any time Creo may, but shall not be obligated to, withhold from any DEAP Participant and remit the amount necessary for Creo to meet any applicable withholding obligations. No fractional Common Shares shall be issued under this DEAP.

5.7.   Voting Rights.

No DEAP Participant will have any interest or voting rights in Common Shares issued under this DEAP or any other rights as a shareholder with respect thereto, until such time as the Common Shares allocated to such DEAP Participant have been delivered to them as provided under this Plan.

6.     General

6.1.   Duration of Plan.

The effective date of the Plan is March 1, 2004. Creo reserves the right, subject to any required shareholder and regulatory approvals, to amend or discontinue the Plan in accordance with Paragraph 6.2. Such discontinuance may be effected upon provision by Creo of written notice to each Participant. Upon such notice being given, the Participant shall request delivery or disposition of all of the Common Shares in their accounts pursuant to the provisions of this Plan.

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6.2.   Amendment or Termination.

(a)	The Board may, at any time and for any reason, direct Creo to terminate or amend this Plan. Except as expressly provided in this Plan, no such termination will affect entitlements to Common Shares already authorized to be issued to Participants.

(b)	The Board shall be entitled to establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that any Common Shares issued to each Participant properly correspond with the Participant’s Compensation and establish such other limitations or procedures as the Board determines in its sole discretion advisable which are consistent with the Plan.

(c)	In the event the Board determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Board may, in its discretion and, to the extent necessary or desirable, without consent of Participants, modify or amend the Plan to reduce or eliminate such accounting consequence including, but not limited to issuing less than the total number of Common Shares permitted under the Plan.

6.3.   Voluntary Participation.

The participation of an Eligible Employee or Qualified Director under this Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Employee or Qualified Director any rights or privileges other than those rights and privileges expressly provided in this Plan. In particular, participation in this Plan does not constitute a condition of employment nor a commitment on the part of Creo to ensure the continued employment of such Employee. Creo makes no representations regarding the current or future fair market value of Common Shares and this Plan does not provide any guarantee against any loss of profit that may result from fluctuations in the market price of the Common Shares. Creo does not assume responsibility for the income or other tax consequences for Participants in the Plan and Participants are advised to consult with their own tax advisors. Each Participant shall assume the loss or benefit from the currency conversion from Canadian dollars to any other currency or vice versa.

6.4.   Limitation of Liability and Interpretation of Plan.

Except for Creo’s negligence or willful misconduct, Creo and/or the Administrators hereunder shall have no liability to any Director, Officer or Employee, whether a Participant or not, under this Plan. In the event of any dispute or question of interpretation arising under this Plan, the decision of the Administrator shall be final and binding upon all Participants.

6.5.   Assignment and Alienation.

Except as specifically permitted under this Plan or required by law, no portion of any fund established pursuant to this Plan or any Participant’s interest in this Plan, or right to purchase pursuant thereto, shall be given as security or assigned or alienated by any Participant hereunder nor be subject to attachment, charge, anticipation, execution, garnishment, sequestration or other seizure under any legal or other process. Any transaction purporting to effect such a prohibited result is void.

6.6.   Conditions Upon Issuance Of Common Shares.

(a)	This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and those of Canada insofar as the latter may be applicable.

(b)	All matters under this Plan, including without limitation, the issuance of Common Shares for and on behalf of any Participants and delivery of Common Shares to such persons, shall be subject at all times to the Applicable Laws and requirements of the Stock Market.

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(c)	Creo shall not be obligated to require or permit participation by any person (including an otherwise entitled Employee or Qualified Director) in this Plan if such participation does or would reasonably be expected to give rise to a requirement to file a prospectus, registration statement or similar document under the securities laws of any jurisdiction in which Creo is not already a reporting issuer within the meaning of the Applicable Laws.

(d)	Creo shall not issue Common Shares pursuant hereto if such issue would be contrary to or violate any applicable law or any applicable regulation of a duly constituted authority.

(e)	Common Shares received by any Participants may, in certain circumstances, be subject to hold periods under Applicable Laws. Such Participant is responsible for ensuring compliance with such requirements and restrictions.

(f)	Creo’s issuance of any Common Shares hereunder is subject to any necessary approval of, acceptance by, and compliance with the laws, rules, and regulations of all public agencies and authorities applicable to the issuance and distribution of such shares and to the listing of such shares on the Stock Market. A Participant agrees to accept such conditions and comply with all such laws, rules and regulations and agrees to furnish to Creo all information and such undertakings as may be required to permit compliance with such laws, rules and regulations.

6.7.   Notices.

All notices or other communications by any Participant to Creo in connection with this Plan shall be deemed to have been duly given when received in the form specified by Creo at the location, or by the person, designated by Creo for the receipt thereof. Notices given by means of Creo’s “Intranet”, e-mail or similar system will be deemed to be written notices under the Plan. Any notice to be given hereunder shall be deemed to have been well and sufficiently given if mailed by prepaid registered mail, facsimile or delivered to the parties at the addresses specified above or at such other address as each party may from time to time direct in writing. Any such notice shall be deemed to have been received if mailed, or faxed, forty-eight hours after the time of mailing or faxing and if delivered, upon delivery. If normal mail service is interrupted by a labor dispute, slowdown, strike, force majeure, or other cause, a notice sent by mail shall not be deemed to be received until actually received, and the party giving such notice shall use such other service as may be available to ensure prompt delivery or shall deliver such notice.

6.8.   Personal Information.

Creo and/or the Administrator may, from time to time, collect, retain, and use personal information about a Participant for the purposes of administering this Plan and fulfilling the obligations set out herein. Creo is required by law to collect, retain and, in certain circumstances, disclose such personal information to government or regulatory bodies having authority over Creo pursuant to Applicable Laws. A Participant shall be deemed to have consented to such collection, retention, use and disclosure as is required by law of as is otherwise required for the purposes of administering this Plan and fulfilling the obligations set out herein.

6.9.   Entire Agreement; Conflict.

This Plan supersedes all prior and contemporaneous oral and written statements and representations and contains the entire agreement between Creo and the Participants with respect to the subject matter herein. The rights granted hereunder are at all times subject to the terms and conditions of this Plan, as amended, modified and superseded from time to time. If any provision of this Plan or any agreement entered into pursuant to this Plan contravenes any Applicable Laws or any order, policy, by-law or regulation of any regulatory body or Stock Market having authority over Creo, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

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SCHEDULE “D”

Toronto Stock Exchange Corporate Governance Guidelines

TSX Guidelines			Does Creo comply?	Comments

1.	The board should explicitly assume responsibility for stewardship of the corporation, and specifically for:

	(a)	adoption of a strategic planning process	Yes	The board maintains oversight of management’s strategic planning initiatives through approval of the five year strategic plan together with annual and quarterly budgetary reviews and approvals. Extraordinary initiatives not provided for in the approved budget require separate board approval.

	(b)	identifying the principal risks of Creo’s business and implementing risk management systems	Yes	The board and the committees receive quarterly progress and financial reports from management on key risks of the Company, with detailed reviews of different risk areas rotated through each quarterly meeting in both the general board meetings and the Audit committee meetings.

	(c)	succession planning and monitoring senior management	Yes	The mandate of the board’s Compensation, Nominating and Corporate Governance committee includes succession planning and monitoring the performance of senior management.

	(d)	communications policy	Yes	The board periodically reviews the arrangements initiated by management, under the general supervision of the chief financial officer, to ensure effective communication with its stakeholders and the public. The board has also approved the Disclosure Policy with is attached hereto along with the Code of Conduct in Schedule “F” which is intended to comply with applicable Canadian and US continuous disclosure requirements.

	(e)	integrity of internal control and management information systems	Yes	The board’s Audit committee reviews compliance with financial reporting obligations, applicable accounting principles and appropriate internal controls. It meets with Creo’s external auditor at least once in each fiscal quarter, reviews interim results, and reports to the board.

2.	Majority of directors should be “unrelated”		Yes	Directors during fiscal 2003:

Yeoshua Agassi — Unrelated but not independent until July 31, 2003, thereafter independent

Douglas Brengel — Unrelated and independent

Mark Dance — Related (chief financial officer and chief operating officer of Creo)

Norman Francis — Unrelated and independent

John McFarlane — Unrelated and independent

Amos Michelson — Related (chief executive officer of Creo)

Kenneth Spencer — Unrelated and independent

Morgan Sturdy — Unrelated and independent

Charles Young — Unrelated and independent

Nominees:

Steve M. Gordon — Unrelated and independent

Jean-Francois Heitz — Unrelated and independent

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TSX Guidelines		Does Creo comply?	Comments

The determination as to whether a director is related under the Guidelines was reached by a review and analysis of the financial, contractual and other relationships of each director and their associates and affiliates with Creo, and an assessment of the materiality of any such relationships and the effect, if any, on the independence of each individual director. The determination as to whether a director is independent was made in relation to applicable requirements of NASDAQ and US securities regulations. With respect to the unrelated directors, Mr. Agassi’s was not considered related under the Guidelines by reason of his association with Scitex which holds approximately 12% of the voting securities but was considered non-independent until July 31, 2003 when he was associated with Scitex, thereafter he was considered independent. Mr. Spencer has been retired from his former position as CEO of Creo for eight years and has not had any association with the Company other than his role as director, Mr. Spencer’s son work’s for the company in charge of our imaging and media group but the Company does not consider him to be a “Senior Officer” of the Company under the NASDAQ requirements, and accordingly Mr. Spencer is considered independent under NASDAQ requirements. By reason of Mr. Agassi’s association with Scitex which held more that 5% of Creo’s shares, under the NASDAQ requirements he was not considered independent and accordingly he did not sit on any committee that requires independent directors.

3.	Appoint a committee composed exclusively of unrelated, non-management directors responsible for appointment/assessment of directors	Yes	The CNG committee is responsible for recommending potential new directors and assessing the performance and contribution of directors. All of the current members of the committee are unrelated, non-management directors and are also considered independent directors under the NASDAQ guidelines.

4.	Implement a process for assessing the effectiveness of the board, its committees and individual directors	Yes	These are all responsibilities entrusted to the CNG committee. The committee employs both formal questionnaires and informal assessments on the effectiveness of the board meeting its Charter.

5.	Provide orientation and education programs for new directors	Yes	Creo has a “Directors’ Policy Manual” to assist new and existing board members, and provides ongoing education to directors relating to the businesses that Creo is engaged in. The directors have open access and meet regularly with management to discuss developments in the business. The directors have opportunity to meet with customers and in 2003 seven of nine directors went to the Graph Expos industry trade show in Chicago, Illinois.

6.	Consider the size of the board, with a view to improving effectiveness	Yes	The board is specifically mandated to fix its size, subject to shareholders approval. The CNG committee is charged with the duty of assisting the board in matters pertaining to, among other things, the organization and composition of the board. The board has determined that an appropriate size for Creo’s board, given its current position, is in the range of eight to twelve directors.

7.	Review compensation of directors in light of risks and responsibilities	Yes	During fiscal 2003, the independent directors received cash compensation for acting as a director and were eligible to receive, and were granted, stock options. The CNG committee reviews this policy annually and sets the compensation levels and any equity grants. For future director compensation, the committee will replace options with restricted shares under our proposed Equity Plan.

8.	Committees should generally be composed of non-management directors	Yes	During fiscal 2003, all board committees were composed entirely of non-management directors.

9.	Appoint a committee responsible for approach to corporate governance issues	Yes	The CNG committee is responsible for developing and monitoring the Creo’s approach to corporate governance issues. In addition, the board of directors as a whole have been actively involved in corporate governance issues.

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TSX Guidelines		Does Creo comply?	Comments

10.	Define limits to management’s responsibilities by developing mandates for:

	(a) the board	Yes	The board has plenary power and responsibility. Any responsibility that is not delegated to senior management or a board committee remains with the entire board. Terms of reference for the board have been established and are set out in the board charter attached hereto as Schedule “D”.

	(b) the chief executive officer	Yes	The limits to the authority and the corporate objectives of the chief executive officer are defined by Creo’s annual plan and budget, and by terms of reference established for the position.

11.	Establish structures and procedures to enable the board to function independently of management	Yes	The majority of the board, including the chair, are independent of Creo’s management. The board and its committees meet independently of management regularly. In addition, when appropriate, in camera sessions are held at board meetings in the absence of management.

12.	Establish an Audit committee with a specifically defined mandate	Yes	The mandate of the Audit committee, all of whose members are independent and non-management directors, includes monitoring the audit and the preparation of financial statements, reviewing all prospectuses, annual and quarterly reports, annual information forms and other similar documents, and meeting with the external auditor independently of management, and are ultimately responsible for retaining and remunerating the independent auditor. The Audit committee’s Charter, which establishes the membership requirements for, and general functions, authority, role and responsibilities of, the committee and is attached in Schedule “E”.

13.	Implement a system to enable individual directors to engage outside advisers, at the corporation’s expense	Yes	Individual directors may engage outside advisers at the expense of the corporation, with the approval of a majority of the non-management directors. The board itself and each of the committees may also engage outside advisers without further approval required.

Schedule D
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SCHEDULE “E”

Board of Directors, Audit Committee and CNG Committee Charters

The Board of Directors Charter

The Board of Directors has a statutory duty to oversee the management of the business and affairs of the corporation, and each director has a fiduciary duty to act in the best interest of all of the shareholders of the company. In discharging this duty, every director must act honestly and in good faith, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

This duty entails that the Board of Directors are satisfied that Creo’s senior management will manage the affairs of the company in the best interests of the shareholders, in accordance with Creo’s principles, and that the arrangements made for the management of Creo’s business and affairs are consistent with their duty described above. The Board of Directors has therefore adopted this Charter and associated Terms of Reference that it believes reflect the proper role and responsibilities of the Board and of senior management. The Board is responsible for protecting shareholder interests and ensuring that the incentives of the shareholders and of management are aligned. The obligation of the Board must be performed continuously, and not merely from time to time, and in times of crisis or emergency the Board of Directors may have to assume a more direct role in managing the affairs of the company.

The Roles of the Board of Directors

In performing its fiduciary responsibility to monitor and oversee corporate and management performance to ensure that the best interests of Creo and its shareholders are properly protected and advanced, the Board:

•	reviews and approves Creo’s overall business plan, including approval of the 5 year strategic plan;

•	reviews and approves the annual capital and operating budgets;

•	reviews and approves major deviations from the approved business plan or the capital and operating budgets;

•	reviews major management initiatives outside the scope of approved budgets and the business plan, such as merger and acquisition initiatives, divestitures, significant new joint ventures;

•	monitors the quality of managerial decision making processes as major initiatives are implemented, but without unduly interfering with management’s ability to operate the business effectively;

•	serves as a reservoir of advice, based on their particular backgrounds and experience, to top management; provide broader perspectives;

•	selects the Chief Executive Officer and assess the Chief Executive Officer’s performance;

•	plans for Chief Executive Officer succession;

•	determines (either directly or by delegation to a committee) compensation for the Chief Executive Officer, the President, the Chief Technology Officer, the Chief Financial Officer, and the Chief Operating Officer;

•	reviews Creo’s incentive compensation plans;

•	approves the issuance of any securities of the company;

•	approves the incurring of any debt by the company outside the ordinary course of business;

•	determines the composition, structure, processes, and characteristics of the Board of Directors, including such issues as size, term-limits, mandatory retirement, establishing limits to the number of other directorships that members of the Board of Directors may hold, the number, composition and terms of reference of committees of the Board;

•	nominates the candidates for the Board of Directors based on recommendations from the Compensation, Nominating and Corporate Governance committee to be approved by the shareholders;

•	monitors the ethical conduct of Creo and ensure that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges;

•	regularly reviews and approves a Code of Conduct and a Communications/Disclosure Policy for the company, applicable to all directors, officers and employees of the company;

•	ensures that the directors that are independent meet regularly;

•	approves the annual financial statements and quarterly financial statements, including the Management Discussion & Analysis;

Schedule E
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•	reviews any materials reporting on our financial performance or providing guidance on future results to our shareholders and satisfy themselves that the disclosure accurately and fairly reflects the state of affairs of the company and is in accordance with generally accepted accounting procedures, including quarterly results press releases, any guidance provided by the company on future results, company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

•	approves by a special committee of the Board any material transactions with a related party, and such committee shall be composed only of independent directors and directors unrelated to the parties involved in the proposed transaction;

•	exercises direct control during periods of crisis; and

•	conducts regularly self-assessments of their effectiveness in meeting this Charter and the associated Terms of Reference, and assesses the adequacy of the Charter and Terms of Reference.

Organization of the Board of Directors

Size:	Creo’s Articles of Incorporation limit the size of the Board of Directors to nine. Of these, 25% must be resident Canadians.

Independence:	A majority of the Board of Directors shall be independent. The Board will satisfy itself as to the independence of its members in accordance with applicable guidelines, and namely an independent director:

	•	Does not accept any compensation from the company other than compensation for being a director or member of any committees of the Board, and
	•	Is not an affiliated person of the company or its subsidiaries (an affiliated person is any person or an officer, director, partner or employee of any entity, which controls directly or indirectly more than 5% of the outstanding voting securities of the company).

Committees:	There are currently two committees of the Board of Directors; each committee has its own charter, approved by the Board of Directors, prescribing its role and mandate:

	•	The Audit committee, consisting of entirely independent directors; and
	•	The Compensation, Nominating and Corporate Governance committee, consisting entirely of directors unrelated to management.

Schedule E
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Audit Committee Charter

I. General Functions, Authority, and Role

The Audit committee is a committee of the Board of Directors. Its primary function shall be to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls that management and the Board of Directors have established, and the Company’s audit process.

The Audit committee shall have the power to conduct or authorize investigations into any matter within the scope of this Audit committee Charter. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Audit committee shall have the authority to retain special legal, accounting, or other consultants to advise it, and may request any officer or employee of the Company, its outside legal counsel or outside auditor to attend a meeting of the Audit committee or to meet with any members of, or consultants to, the Audit committee.

The Company’s outside auditor shall be accountable to the Audit committee and the Board of Directors. The Audit committee shall have the ultimate authority and responsibility to select, evaluate, and, where appropriate, replace the outside auditor (or to nominate the outside auditor to be proposed for shareholder approval). In the course of fulfilling its specific responsibilities hereunder, the Audit committee shall strive to maintain an open avenue of communication between the Company’s outside auditor and the Board of Directors.

The responsibilities of a member of the Audit committee shall be in addition to such member’s duties as a member of the Board of Directors.

The Audit committee has the duty to determine whether the Company’s financial statements are complete, accurate, are in accordance with generally accepted accounting principles and fairly present the financial position and risks of the organization. They should accomplish this by querying management and the outside auditor. The Audit committee should, where it deems appropriate, conduct investigations, resolve disagreements, if any, between management and the outside auditor, and assure compliance with laws and regulations and the Company’s own policies or code of conduct. The Audit committee will provide recommendations and such reports as the Audit committee deems advisable to the Board of Directors, and taking these recommendations and reports into account the Board of Directors will consider and, if thought advisable, approve the financial statements of the Company.

II. Membership

The membership of the Audit committee shall consist of at least three members of the Board of Directors who shall serve on behalf of the Board of Directors. These members are to be appointed annually by the Board of Directors and shall meet any current independence, financial literacy and experience requirements of each of The NASDAQ Stock Market, Inc. and The Toronto Stock Exchange or any other regulatory agency as required.

III. Responsibilities

The responsibilities of the Audit committee shall be as follows:

A. General

1.	Meet at least four times per year or more frequently if circumstances or the obligations of the Audit committee require.

2.	Report Audit committee actions to the Board of Directors with such recommendations as the committee may deem appropriate.

3.	Annually review and reassess the adequacy of this charter and submit the recommendation to the Board of Directors for approval.

4.	Perform such functions as may be assigned by law, by the Company’s certificate of incorporation, memorandum, articles or similar constating documents, or by the Board of Directors.

Schedule E
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B. Outside Auditor

1.	As necessary, consider with management and the outside auditor the rationale for employing audit firms other than the principal outside auditor.

2.	Recommend to the Board of Directors the outside auditor to be nominated, approve the compensation of the outside auditor, review the performance of the auditor, and, as necessary, review and approve the discharge of the outside auditor.

3.	Confirm with the outside auditor and receive written confirmation at least once per year as to the outside auditor’s internal processes and quality control and disclosure of any investigations or government enquiries, reviews or investigations of the outside auditor.

4.	To approve in advance the hiring of any employees or partners of the outside auditor or persons that were employees or partners of the outside auditor in the last three years to any senior financial position within the company.

5.	Take reasonable steps to confirm the independence of the outside auditor, which shall include:

(a)	Ensuring receipt from the outside auditor a formal written statement delineating all relationships between the outside auditor and the Company, consistent with generally accepted auditing practices,

(b)	Considering and discussing with the outside auditor any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the outside auditor;

(c)	Approve in advance any non-audit related services provided by the auditor to the Company with a view to ensure independence of the auditor, and in accordance with any applicable regulatory requirements, including the requirements of NASDAQ and The Toronto Stock Exchange with respect to approval of non-audit related services performed by the auditor, and

(d)	As necessary, taking, or recommending that the Board of Directors take, appropriate action to oversee the independence of the outside auditor.

C. Audit and Review Process and Results

1.	Consider, in consultation with the outside auditor, the audit scope and plan of the outside auditor.

2.	Consider and review with the outside auditor the matters required to be discussed by generally accepted auditing practices.

3.	Review and discuss with management and the outside auditor at the completion of the annual examination:

(a)	The Company’s audited financial statements and related notes;

(b)	The outside auditor’s audit of the financial statements and their report thereon;

(c)	Any significant changes required in the outside auditor’s audit plan;

(d)	Any serious difficulties or disputes with management encountered during the course of the audit; and

(e)	Other matters related to the conduct of the audit, which are to be communicated to the committee under generally accepted auditing standards.

4.	Review and discuss with management and the outside auditor at the completion of any review engagement or other examination, the Company’s quarterly financial statements.

5.	Review, discuss with management the annual reports, the quarterly reports, the Management Discussion and Analysis, Annual Information Form, prospectus and other disclosures and, if thought advisable, recommend the acceptance of such documents to the Board of Directors for approval.

6.	Review and discuss with management any guidance being provided to shareholders on the expected future results and financial performance of the company and provide their recommendations on such documents to the Board of Directors.

7.	Inquire of management and the outside auditor about the systems of internal controls that management and the Board of Directors have established and the effectiveness of those systems. In addition, inquire of management and the outside auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

8.	Inquire of the auditor the quality and acceptability of the Company’s accounting principles, including the clarity of financial disclosure and the degree of conservatism and aggressiveness of the accounting policies and estimates.

Schedule E
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9.	Meet with the outside auditor and management in separate executive sessions, as necessary or appropriate, to discuss any matters that the committee or any of these groups believe should be discussed privately with the Audit committee.

D. Risk Assessment/ Corporate Treasury Policy

1.	Assess risk areas and policies to manage risk including, without limitation, environmental risk, litigation, insurance coverage, regulatory compliance, internal controls and processes and other areas as deemed necessary by the Audit committee or as determined by the Board of Directors from time to time.

2.	Review and discuss with management, and, if appropriate, recommends to the Board of Directors approval of changes to the Company’s corporate treasury policy.

3.	To ensure that a process is established whereby persons, whether they are employees of the company or the outside auditor or otherwise, can express any concerns about the accuracy, fairness or appropriateness of any financial reports, accounting policies, any public disclosure made by the company or with respect to any other matter that falls within the responsibility of the Audit committee, can report their concerns directly to the Audit committee and that such person would be protected from any reprisals for disclosing their concerns to the Audit committee.

Schedule E
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Compensation, Nominating and Corporate Governance Committee Charter

The Compensation, Nominating and Corporate Governance committee, a committee of the Board of Directors of Creo Inc., is primarily responsible for overseeing the compensation provided by the company to senior executives, nominate for approval by the Board of Directors and the shareholders the director nominees, and oversee the corporate governance of the company. This Charter, as adopted by the committee, sets out the terms under which the committee believes it can fulfill its mandate.

The Compensation, Nominating and Corporate Governance committee will:

Committee Membership:

Be comprised of at least three directors, and all members of the committee will be directors unrelated to management.

Be appointed by the Board, and the committee will chose a member of the committee to act as Chair, the Chair will not have a second vote in the event of an equality of votes.

Compensation:

Review recommendations for the appointment of persons to senior executive positions;

Consider terms of employment of senior executives, including succession planning and matters of compensation for senior executives, with a view to ensuring that the Corporation is able to recruit, retrain and motivate performance-oriented executives, and that their interests are aligned with the interests of the shareholders;

Recommend awards under the company’s stock option and employee share purchase plans, and the amount of any bonuses to be distributed under any Profit Sharing Plan;

Nominating:

Identify appropriately qualified candidates and make recommendations to the Board of Directors regarding nominees for election or appointment as directors;

In considering nominees to the Board of Directors, the committee will consider:

•	The independence of each nominee,

•	The experience and background of each nominee,

•	Having a balance of skills for the Board and its committees to meet their respective mandates, and

•	The past performance of directors being considered for re-election.

Governance:

Conduct an annual review of the membership of committees of the Board, and periodically to review the powers, mandates and performance of the committees, and to make recommendations to the Board;

Make recommendations to the Board of Directors from time to time for maintaining an effective working relationship between the Board and the management of the Company;

Review the composition, compensation and governance of the Board of Directors, to assess the effectiveness of the Board as a whole and make recommendations for improving such effectiveness, and to review the contribution made by each of the Company’s directors; and

Review and consider developments in corporate governance practices and requirements and make recommendations to the Board of the Directors or any committee of the Board of Directors on changes to corporate governance practices.

Schedule E
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SCHEDULE “F”

Code of Conduct and Disclosure Policy

Creo Code of Conduct

Introduction

Creo maintains the highest standards for personal and corporate behavior. This Code of Conduct summarizes the principles and policies that we use to guide our conduct. The Code of Conduct applies to everyone in the company, at all times and everywhere that we do business. It will be reviewed annually by the board of directors and supplemented as required from time to time. We believe that good ethics and good business go together naturally to produce the best overall result for the company and its shareholders. Of course, in any situation not covered in these guidelines you should use your best personal judgment — we are all responsible for doing the right thing.

Amos Michelson
Chief Executive Officer

1.   Creo Principles

•	We strive to be the best in the world in all that we do.

•	We care about our customers, each other, our suppliers, partners and our shareholders.

•	We do our absolute best to honor our commitments.

•	We believe people are most effective and satisfied when self-managed and we will provide the tools, training and environment for this to occur.

•	We strive to always act with integrity and fairness.

2.   Legal Compliance

Creo is committed to comply with the laws and regulations that apply to its business activities.

3.   Conflicts of Interest

We will perform our duties conscientiously and will not put ourselves in a position in which our private interests and those of Creo might be perceived to be in conflict.

4.   Confidentiality

All employees commit to maintaining confidentiality when joining Creo, and have an obligation to maintain the confidentiality of Creo corporate information as a condition of continued employment or association with the company. These obligations continue should an employee leave the company. Internal corporate information must not be disclosed to others outside Creo.

Schedule F
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5.   Financial and Business Disclosure

Creo’s disclosure policy applies to all employees, consultants, board of directors and those authorized to speak on Creo’s behalf. It covers material disclosure in all documents and statements communicated in writing, orally, and electronically with analysts, investors and the public. The objective of the disclosure policy is to ensure that public communications about material developments concerning the company are:

•	Timely, true, plain and fair disclosure and in accordance with generally accepted accounting principles; and

•	Broadly disseminated in accordance with all applicable legal and regulatory requirements.

Material information is any information relating to the business and affairs of the company that might be expected to have a significant influence on a reasonable investor’s investment decisions. Only officers and employees who are authorized spokespersons should respond to inquiries on any material issue.

6.   Inside Information

Information received by employees in the course of business dealings will not be used for personal gain or for any purpose except that for which it is intended. Employees may not trade or tip on inside information.

7.   Gifts

It is essential to efficient business practices that all those who do business with Creo as suppliers, contractors or customers, have access to Creo on equal terms. Employees should not accept entertainment, gifts or benefits that grant or appear to grant preferential treatment to a potential or actual supplier, contractor or customer.

8.   Inventions

All intellectual property, including any patents, inventions, or rights of authorship resulting from the work of Creo employees are the exclusive property of Creo.

9.   Environment, Health and Safety Policy

Creo is committed to the protection of the environment and safe use of all hazardous substances under its stewardship. Creo will work with government and other stakeholders to identify and address issues of environmental concern in all aspects of our operations at our facilities and any environmental concerns in our products. In conducting its operations, Creo will attempt to minimize environmental impact through sound environmental management practices that meet or exceed government standards. In meeting its responsibilities, Creo is committed to:

1.	assessing and evaluating environmental, health and safety risks in connection with its operations on an ongoing basis,

2.	allocating sufficient resources to ensure continuing compliance with these environmental responsibilities,

3.	meeting or surpassing all applicable environmental, health and safety regulations,

4.	establishing internal and external audit and reporting procedures necessary to monitor environmental performance and improve environmental practices, and

Schedule F
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5.	promoting environmental awareness among its employees and communicating its environmental performance to stakeholders as required by law.

10.   Competition

Creo is committed to free and open competition and will compete vigorously, but honestly. Creo will comply with competition and anti-trust laws wherever it carries on business.

11.   Equal Opportunities and Non-Harassment

Creo will recruit and promote employees on the basis of their suitability for the job without discrimination on grounds of race, ethnic origin, religion, nationality, color, gender, age, marital status, disability unrelated to the task at hand, sexual orientation and political persuasion.

Creo will not tolerate any sexual, physical or mental harassment of employees. Creo believes that all of us have the right to work in an environment that is free from any harassment.

12.   Political Contributions

Employees are encouraged to participate fully as private citizens in the democratic process at any level. However, employees engaging in the political process should do so on their own time, without use of Creo resources and take care to separate their personal activities from their association with Creo.

13.   Community Activities and Charitable Contributions

Creo encourages employees to contribute to their communities through involvement with charitable, community service and professional organizations.

Subject to regional policy, Creo will match employee contributions to registered charities, up to a maximum of 3% of salary per year. Creo will also pay the salary of any employee for one day per year if the time is donated to charitable work. Contributions made directly to religious organizations or political parties are not eligible for matching support.

14.   Internal compliance

We will strive to create and maintain appropriate internal controls to ensure that information that is used in managing our business and disseminated to the public is timely, accurate, complete, and fairly represents the affairs of the company.

15.   Commitment to Quality

We will strive to deliver the highest quality products and services through the application of our Principles, Mission Statement and our core initiatives that support our brand promise, in accordance with our Quality Policy.

16.   Application of the Code

This Code of Conduct applies to all directors, officers and employees of Creo as well as to consultants and other representatives.

Creo’s approach to implementing this Code of Conduct will be active, open and ethically sound. Creo will do its utmost to identify local ethical, legal, environmental, employment, and human rights issues and resolve matters consistent with this Code of Conduct.

Schedule F
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It is the responsibility of each Creo employee:

•	To understand and abide by this code.

•	To report any breaches of the code to their team leader, unless their team leader is involved or implicated in the issue in which case appropriate escalation is required.

•	When faced with an issue that is not being acted upon in a timely and appropriate manner, if there is a conflict of interest with the people assessing the matter or if there is an element of distrust within the process itself — to communicate and escalate the matter. This could include regional or functional managers, senior managers or directly to a member of the Board of Directors or the audit committee of the Board of Directors or outside legal counsel that has been retained to receive and act upon complaints.

If you choose, your HR Generalist can provide confidential assistance.

You can also submit your concerns confidentially, and if you wish anonymously, in writing to independent outside legal counsel, (who is retained directly by the Board of Directors to receive complaints on their behalf) and who will report all such complaints directly to the Board of Directors, including the Audit committee or the Compensation, Nominating and Governance committee as appropriate, and the Board of Directors or such committee of the Board as may be appropriate, will take appropriate investigatory actions. In this regard, you can submit confidentially complaints or anonymous complaints to:

Getz Prince Wells Suite 1810-1111 West Georgia Street Vancouver, B.C. V6E 4M3 Attention: Leon Getz Q.C. Tel: (604) 685-6367 Fax: (604) 685-9798 e-mail: leon@getzpw.com

Creo guarantees that:

•	There will be no adverse work-related consequences as a result of an employee bringing complaints of violations of this Code.

•	Any alleged violation of this Code of Conduct will be promptly considered applying principles of fairness, integrity and objectivity and any remedies will be addressed with an independent committee made up of people not connected to any of the allegations.

•	When necessary, the independent committee will include human resources personnel and senior officers of the company or our subsidiaries.

•	If the allegations relate to senior executive officers of Creo Inc. or directors of the company, then the matter will be reviewed and addressed by an independent committee of the Board of Directors consisting of directors who are not involved in the alleged violation of the Code of Conduct.

Anyone that receives a complaint under Creo’s Code of Conduct will follow the Procedures for dealing with Complaints published by the Company.

Schedule F
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Creo Disclosure Policy

Objective and Scope

This document describes the policies and practices for material disclosure by Creo Inc. and its subsidiaries. The objective of this disclosure policy is to ensure that public communications about material developments concerning the company are:

•	Timely, factual and accurate; and

•	Broadly disseminated in accordance with all applicable legal and regulatory requirements.

This disclosure policy applies to all employees and consultants of Creo, its board of directors and those authorized to speak on its behalf. It covers material disclosure in all documents and statements communicated in writing, orally, and electronically with analysts, investors and the public.

Disclosure Policy Committee

Creo has established a disclosure policy committee responsible for overseeing the company’s disclosure practices. This committee consists of the chief executive officer, chief financial officer, chief operating officer, corporate VP business strategy, general legal counsel, and corporate VP global marketing, and will include other participants as needed. The investor relations team, led by the corporate VP business strategy, will implement the disclosure process.

The disclosure policy committee will determine when developments justify public disclosure, make recommendations on disclosure policy and meet as conditions dictate. It is not the role of this committee to conduct normal investor relations activities.

Annually the disclosure policy committee will review this policy to confirm its accuracy and make updates as required.

Material Information

Material information is any information relating to the business and affairs of the company that results in, or would reasonably be expected to result in a significant change in the market price or value of the company’s securities or that would be reasonably expected to have a significant influence on a reasonable investor’s investment decisions. Examples of developments that may give rise to material information include, but are not limited to, the following:

•	Firm evidence of significant increases or decreases in near-term earnings prospects;

•	Changes in share ownership or management that may affect control of the company;

•	Changes in corporate structure, such as reorganizations, amalgamations, etc.;

•	Major corporate acquisitions or dispositions and take-over or issuer bids;

•	Change in auditor or auditor notification that the issuer may no longer rely on an auditor’s audit report;

•	Public or private sale of additional securities;

•	Entering into or loss of significant contracts, financing or other agreements;

•	Changes in capital investment plans or corporate objectives;

•	Significant litigation;

•	Changes in senior officers; and

•	Major labor disputes or disputes with major contractors or suppliers.

Principles of Disclosure of Material Information

Creo will follow the following basic disclosure principles in order to ensure the fairly and timely access to material information under applicable laws and stock exchange rules:

1.	Timeliness: Material information will be publicly disclosed as soon as possible via news release through an approved news wire service.

Schedule F
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2.	Confidentiality: In certain circumstances, the disclosure policy committee may determine that public disclosure would be unduly detrimental to Creo (for example, if release of the information would prejudice negotiations in a corporate transaction). In such circumstances, the committee will file, to the extent it is accepted by relevant regulatory bodies, a confidential material report with the applicable securities regulators and stock exchanges, and will periodically review its decision to keep the information confidential with the presumption that the information will be publicly disclosed as soon as possible.

3.	Completeness: Disclosure must include any and all information the omission of which would make the rest of the disclosure misleading (that is, half truths are misleading).

4.	Consistency: Unfavorable material information must be disclosed as promptly and completely as favorable information.

5.	Breadth of Disclosure: Material information must not be disclosed to selected individuals or groups. If previously undisclosed material information has been inadvertently disclosed to any person, such information must be generally disclosed immediately via news release.

Disclosure Practices

Creo will disseminate both favorable and unfavorable news on a timely basis, except where confidentiality issues require a delay, to ensure that analysts, investors and the public have fair and timely access to all material information.

News releases will be disseminated through an approved news wire service that provides simultaneous distribution. News releases will be transmitted to all stock exchange members, relevant regulatory bodies, and appropriate financial or business media in areas where the company has its headquarters and operations. News releases will be followed up with any applicable material change report filing or other applicable regulatory filings as required.

News releases must not be posted on the company’s web site prior to public dissemination through an approved news wire service, but should be posted on the web site as soon as possible after release over the news wire.

Annual and interim financial results will be publicly released as soon as possible following their approval by the board of directors.

Designated Spokespersons for Communication to the Investment Community

Creo designates a limited number of spokespersons responsible for communication of material information or commenting on material developments. The chief executive officer, chief financial officer, chief operating officer, president of graphic arts, corporate VP business strategy, corporate VP global marketing, and president or managing director in each regional distribution unit shall be the official spokespersons for Creo regarding material announcements. Individuals holding these offices may, from time to time, designate others within Creo to speak on behalf of the company as back-ups or to respond to specific inquiries from the investment community, including financial or business media.

Officers and employees who are not authorized spokespersons should not respond to inquiries on any material issue, unless specifically asked to do so by an authorized spokesperson.

All inquiries from the investment community shall be referred to the investor relations team at IR@creo.com. Accidental disclosure of non-public material information should be reported immediately to any member of the disclosure committee.

Selective Disclosure

The company will not provide non-public material information to analysts, investors or the public. Disclosure of previously undisclosed material information either in individual or group meetings constitutes selective disclosure. If material information is selectively disclosed inadvertently, then the disclosure policy committee must be advised of the inadvertent disclosure and the procedures in this policy will be followed.

Schedule F
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Forward-Looking Information

Should Creo elect to disclose projections with respect to future business or other material forward-looking information in continuous disclosure documents, speeches, conference calls, etc., the following guidelines will be observed;

1.	The material forward-looking information will be broadly disseminated via news release, in accordance with this disclosure policy.

2.	The information will be clearly identified as forward-looking.

3.	The company will identify all material assumptions used in the preparation of the forward-looking information.

4.	The information will be accompanied by a safe harbor statement as prescribed in the Private Securities Reform Act of 1995, or other applicable legislation, that either identifies, in very specific terms, the risks and uncertainties that may cause the actual results to differ materially from those projected, or directs persons to publicly available documents (such as a prospectus or other offering document) that contain such risks and uncertainties.

5.	The information will be accompanied by a statement that disclaims the company’s intention or obligation to update or revise the forward-looking information. Notwithstanding this disclaimer, should subsequent events be material, in and of themselves, then that information must be disseminated in accordance with this disclosure policy.

Communication with Financial Analysts and Investors

Creo recognizes that direct communication with financial analysts and significant investors is an important element of the company’s investor relations program. The company may meet with analysts and investors on an individual or small group basis as needed and may initiate contacts or respond to analyst and investor calls in a timely, consistent and accurate fashion in accordance with this disclosure policy.

The company will try to ensure, through its regular public dissemination of quantitative and qualitative information, that analysts’ estimates are consistent with the company’s own expectations and guidance. For the sake of clarity, the company may provide non-material and previously disclosed material information to the analysts and investors.

When the company provides financial guidance to the investment community it will adhere to the following principles:

•	Provide quarterly financial guidance via conference calls and news releases and do not update until the next quarter, except for material changes; and

•	Provide only non-material and previously disclosed material information through individual and group meetings. The company must not alter the materiality of information by breaking down the information into smaller, non-material components.

Creo may, upon request, review analysts’ draft research reports for the purpose of pointing out errors in fact based on publicly disclosed information. The company will limit its comments to non-material or public information.

Disclosure Record

The investor relations team will maintain a seven-year file containing all public information about Creo, including continuous disclosure documents, news releases, analysts’ reports, and transcripts of conference calls.

Communication and Enforcement

This disclosure policy extends to all employees of the company, its board of directors and authorized spokespersons and should be considered with Creo’s Statement of Confidentiality and Trading Restrictions. New directors, officers and employees will be provided with a copy of this disclosure policy and will be educated about its importance. This disclosure policy will be posted the company’s intranet for access by all employees and distributed to each employee in the company’s orientation package.

Any employee who violates this disclosure policy may face disciplinary action up to and including termination of his or her employment with the company without notice. The violation of this disclosure policy may also violate certain securities laws. If it appears that an employee may have violated such securities laws, the company refers the matter to the appropriate regulatory authorities, which could lead to penalties, fines or imprisonment.

Schedule F
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